FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of August 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	2Q22 Earnings Release;
2.	2Q22 Results Presentation.
3.	Notice to the Market - Development of Photovoltaic Energy Projects.
4.	Notice to the Market - Clarifications about Official Letter B3 872/2022-SLS of 08/17/2022.
5.	Notice to the Market - Blackrock - Relevant Acquisition.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: August 31, 2022

1.       2Q22 Earnings Release.

CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG NYSE | CIG.C NYSE | LATIBEX XCMIG | IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

RESULTS 2Q22

CEMIG

Video conference webcast

August 16 (Tuesday)

3:00 p.m. (Brasília time)

Link - CEMIG - WEBCAST

# 2Q22 HEADLINES

CEMIG

Cemig's 2Q22 results were boosted by its focus on operational efficiency, its successful trading strategy, and a higher volume of energy sold:

- **Adjusted Ebitda was R$ 1.81 billion** – up 37% YoY; and

- **Adjusted net profit was R$ 1.14 billion** – up 62.7% YoY.

Cemig GT reports 2Q22 Ebitda of R$ 863 million, and adjusted Ebitda of R$ 804 million – 87.0% higher than in 2Q21. The trading strategy, and higher margins, were important factors in this result, which was achieved in spite of transfer of part of the trading activity from Cemig GT to Cemig Holding.

Operational efficiency: Cemig D reports adjusted Ebitda of R$ 602 million, 1.8% higher YoY, even with (i) the current inflationary pressures, and (ii) the postponement of the annual tariff adjustment, which came into effect only on June 22.

There was a negative impact of R$ 1.33 billion on profit, and R$ 1.66 billion on Ebitda, resulting from the effects of Law 14385/22, which regulates passthrough of the credits of PIS, Pasep and Cofins taxes to consumers.

Gasmig reported 2Q Ebitda of R$ 160 million in 2Q22 and profit of R$ 83 million, even with the very strong reduction in dispatching of gas-fired thermoelectric generation plants.

Renova: In line with the strategic planning, disposal of the equity interest in, and credits receivable from, Renova was completed – resulting in a positive effect of R$ 60 million on Ebitda, and R$ 377 million on profit.

An amount of Financial assets comprising reimbursements receivable for generation assets was written off, with a negative effect of R$ 113 million on profit, and R$ 172 million on Ebitda.

Equity income was higher, at R$ 336 million in 2Q22, compared to R$ 33 million in 2Q21. The main factor in the improvement was reversal of a provision of R$ 171 million for losses in Santo Antônio.

Exchange rate effects: The increase in the US dollar exchange rate had significant negative impacts, of R$ 445 million in Net financial expenses, and R$ 294 million in 2Q Net profit. In 2Q21 was positive by R$617 million in the financial result and R$407 million in net income

Contents

Consolidated results – 2Q22 5
Cemig's consolidated electricity market 8
Performance by company 9
Cemig D 9
Billed electricity market 9
Client base 10
Performance by sector 11
The annual Tariff Adjustment 11
Quality indicators – DEC and FEC 11
Combating default 12
Energy losses 13
Cemig GT / Holding Company 14
Electricity market 14
Gasmig 15
Financial results 16
Consolidated operational revenue 16
Operational costs and expenses 20
CONSOLIDATED EBITDA (IFRS and Adjusted) 24
CEMIG D - EBITDA 25
Cemig GT – EBITDA 25
Finance income and expenses 27

Earnings Release – 2Q22
3

Net profit 28
Investments 29
Debt 30
Covenants – Eurobonds 32
Cemig's long term ratings 34
2Q22 ESG Performance Report 35
Performance of Cemig's shares 37
Generation plants 38
RAP – July 2022-June 2023 cycle 40
Complementary information 41
Cemig D 41
Cemig GT 43
Cemig Consolidated Tables 45
Tables of adjustments 53
Disclaimer 55

Earnings Release – 2Q22
4

# Consolidated results – 2Q22

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **Ebitda by company (R$ million)** | | | |
| Cemig D (IFRS) | -913.4 | 590.6 | - |
| Cemig D Adjusted | 601.4 | 590.6 | 1.8% |
| Cemig GT (IFRS) | 862.8 | 1,698.9 | -49.2% |
| Cemig GT Adjusted | 803.7 | 429.7 | 87.0% |
| Gasmig (IFRS) | 160.2 | 158.8 | 0.9% |
| Consolidated (IFRS) | 353.7 | 2,590.2 | -86.3% |
| **Consolidated – Adjusted** | **1,809.1** | **1,320.3** | **37.0%** |

5

## PROFIT AND LOSS ACCOUNT: 2Q22 vs. 2Q21

| | 2Q22 | 2Q21 | Chg |
|---|---|---|---|
| **Results** | | | |
| NET REVENUE | 8,213 | 7,354 | 11.7% |
| OPERATING COSTS | | | |
| Personnel | 370 | 343 | 7.9% |
| Employees' and managers' profit sharing | 37 | 20 | 85.0% |
| Post-Retirement Employee Benefits | 151 | 109 | 38.5% |
| Materials | 33 | 25 | 32.0% |
| Outsourced services | 393 | 345 | 13.9% |
| Energy purchased for resale | 288 | 242 | 19.0% |
| Depreciation and Amortization | 1,510 | 69 | 2088.4% |
| Operating Provisions | 560 | 702 | -20.2% |
| Charges for use of the national grid | 3,446 | 3,309 | 4.1% |
| Gas bought for resale | 771 | 437 | 76.4% |
| Construction costs | 692 | 481 | 43.9% |
| Other Expenses | 239 | 77 | 210.4% |
| | 8,490 | 6,159 | 37.8% |
| Offsetting of hydrological risk costs | 0 | 910 | |
| Periodic Tariff Review, net | 0 | 211 | - |
| Gain on assets held for sale | 6 | 0 | - |
| Share of profit (loss) in non-consolidated investees | 336 | 33 | 918.2% |
| **Profit before financial revenue (expenses) and taxes** | 65 | 2,349 | -97.2% |
| Financial results | -870 | 479 | - |
| **Profit before income and Social Contribution taxes** | -805 | 2,828 | -128.5% |
| Current income tax and Social Contribution tax | 203 | -602 | -133.7% |
| Deferred income tax and Social Contribution tax | 652 | -279 | -333.7% |
| **NET PROFIT FOR THE PERIOD** | 50 | 1,947 | -97.4% |

6

## Results by business segment

### INFORMATION BY SEGMENT, 2Q22

| DESCRIPTION | Generation | Transmission | Trading | Distribution | Holding Co. | TOTAL | Reconciliation | TOTAL |
|---|---|---|---|---|---|---|---|---|
| NET REVENUE | 728 | 340 | 2,249 | 4,357 | 903 | 8,577 | -939 | 7,638 |
| | | | | | | | | |
| COST OF ELECTRICITY AND GAS | -78 | 0 | -2,014 | -2,837 | -692 | -5,621 | 922 | -4,699 |
| OPERATING COSTS | | | | | | | | |
| Personnel | -37 | -34 | -7 | -257 | -36 | -371 | 0 | -371 |
| Employees' and managers' profit shares | -4 | -4 | -1 | -27 | 0 | -37 | 0 | -37 |
| Post-retirement obligations | -16 | -10 | -2 | -101 | -21 | -151 | 0 | -151 |
| Materials, Outsourced services and Others | -136 | -103 | -4 | -395 | -41 | -680 | 15 | -665 |
| Depreciation and amortization | -82 | 0 | 0 | -179 | -27 | -288 | 0 | -288 |
| Operating provisions (reversals) and adjustments for operational losses | -6 | -4 | -3 | -1,544 | 46 | -1,510 | 0 | -1,510 |
| Construction expense | 0 | -75 | - | -683 | -13 | -771 | 0 | -771 |
| Total cost and expenses | -226 | -230 | 1,131 | -319 | 471 | 827 | -85 | 743 |
| | | | | | | | | |
| Equity gain (loss) in subsidiaries | 13 | 3 | 0 | 0 | 320 | 336 | 0 | 336 |
| OPERATIONAL PROFIT BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES | 382 | 112 | 218 | -1,092 | 446 | 66 | 0 | 66 |
| Net financial revenue (expenses) | -200 | -122 | 4 | -332 | -220 | -871 | 0 | -871 |
| PRE-TAX PROFIT | 181 | -10 | 223 | -1,425 | 226 | -805 | 0 | -805 |
| Income tax and Social Contribution tax | -33 | 19 | -69 | 524 | 414 | 855 | 0 | 855 |
| NET PROFIT (LOSS) FOR THE PERIOD | 149 | 9 | 154 | -900 | 639 | 50 | 0 | 50 |

7

# Cemig's consolidated electricity market

In June 2022 the Cemig Group invoiced 8.9 million clients – an addition of approximately 164,000 clients: growth of 1.9% in the consumer base since June 2021. Of this total, 8,927,875 are final consumers (or represent Cemig's own consumption); and 531 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group's sales to final consumers in the 12 months:

**1.9%**

– Growth in Cemig's consumer base from June 2021

## Sales by segment, %

2Q22
8%
8%
24%
20%
40%
2Q21
7%
10%
26%
19%
38%
Residential
Industrial
Commerce and services
Rural
Other

8

# Performance by company

## Cemig D

### Billed electricity market

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **Captive clients + Transport (MWh)** | | | |
| Residential | 2,768,128 | 2,766,585 | 0.06% |
| Industrial | 5,635,347 | 5,543,753 | 1.65% |
| Captive market | 399,303 | 425,533 | -6.16% |
| Transport | 5,236,044 | 5,118,220 | 2.30% |
| Commercial, Services / Other | 1,595,950 | 1,352,871 | 17.97% |
| Captive market | 1,173,445 | 996,054 | 17.81% |
| Transport | 422,505 | 356,817 | 18.41% |
| Rural | 850,539 | 1,072,543 | -20.70% |
| Captive market | 841,411 | 1,061,983 | -20.77% |
| Transport | 9,128 | 10,560 | -13.56% |
| Public services | 861,636 | 839,976 | 2.58% |
| Captive market | 860,970 | 839,076 | 2.61% |
| Transport | 666 | 900 | -26.00% |
| Concession holders | 73,729 | 52,220 | 41.19% |
| Transport | 73,729 | 52,220 | 41.19% |
| Own consumption | 6,857 | 8,272 | -17.11% |
| Total | 11,792,186 | 11,636,220 | 1.34% |
| Total, captive market | 6,050,114 | 6,097,503 | -0.78% |
| Total, transport | 5,742,072 | 5,538,717 | 3.67% |

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D's networks in 2Q22 totaled 11,790 GWh, or 1.34% more than in 2Q21 – reflecting, mainly, growth in consumption by *industrial* users (increase of 91.6 GWh, or 1.7%) and *public services* (increase of 21.6 GWh or 2.6%).

Note that the growth in the *commercial* category was the result of transfer of clients from the *rural* and *public services* categories to *commercial*, in compliance with the review of client registries ordered by Aneel Normative Resolution 901/2020.

The 1.34% growth in total energy distributed comprises: a reduction of 0.78% (47.4 GWh) in consumption by the captive market, and an increase of 3.67% (203.4 GWh) in use of the network by Free Clients.

### Energy distributed, by segment

2Q22
7%
8%
23%
14%
48%
2Q21
9%
7%
24%
12%
48%
Residential
Industrial
Commerce and services
Rural
Other

9

## Sources and uses of electricity – MWh

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **Metered market – MWh** | | | |
| Transported for distributors | 75,717 | 80,907 | -6.4% |
| Transported for Free Clients | 5,650,193 | 5,436,634 | 3.9% |
| **Own load + Distributed generation** [1] | 8,208,864 | 8,072,089 | 1.7% |
| Consumption by captive market | 6,040,351 | 6,133,056 | -1.5% |
| Distributed generation market | 714,820 | 445,944 | 60.3% |
| Losses in distribution network | 1,453,693 | 1,493,090 | -2.6% |
| Total volume carried | 13,934,774 | 13,589,630 | 2.5% |

## Client base

In June 2022 Cemig billed 8.93 million consumers, 1.9% more than in June 2021. Of this total, 2,405 were Free Clients using the distribution network of Cemig D.

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **NUMBER OF CAPTIVE CLIENTS** | | | |
| Residential | 7,376,730 | 7,189,027 | 2.6% |
| Industrial | 29,582 | 29,467 | 0.4% |
| Commercial, Services and Others | 942,424 | 780,259 | 20.8% |
| Rural | 485,313 | 675,016 | -28.1% |
| Public authorities | 68,664 | 66,403 | 3.4% |
| Public lighting | 7,031 | 6,677 | 5.3% |
| Public services | 13,555 | 13,671 | -0.8% |
| Own consumption | 762 | 697 | 9.3% |
| | 8,924,061 | 8,761,217 | 1.9% |
| **NUMBER OF FREE CLIENTS** | | | |
| Industrial | 1,019 | 914 | 11.5% |
| Commercial | 1,367 | 1142 | 19.7% |
| Rural | 15 | 20 | -25.0% |
| Concession holders | 3 | 3 | 0.0% |
| Other | 1 | 6 | -83.3% |
| | 2,405 | 2,085 | 15.3% |
| Total, Captive market + Free Clients | 8,926,466 | 8,763,302 | 1.9% |

10

## Performance by sector

*Industrial:* Energy distributed to *industrial* clients was 47.8% of Cemig D's total distribution. A large part (44.4%) was energy transported for industrial Free Clients – 2.3% higher in volume than in 2Q21, reflecting migration of clients to the Free Market. Volume of energy billed to captive clients was 3.4% of the total distributed, and 6.2% lower than in 2Q21.

*Residential:* Residential consumption was 23.5% of total energy distributed by Cemig D, and 0.1% higher than in 2Q21. Monthly consumption per consumer in the quarter was 2.5% lower than in 2Q21, while the total number of consumers was 2.6% higher.

*Commercial and services:* Volume distributed to these consumers was 13.5% of the total distributed by Cemig D in 2Q22, and by volume 18.0% more than in 2Q21. The main factor in this difference was the increase of 162,400 in the number of clients, due to reclassification of a large number of clients from the *rural* and *public service* categories to the *commercial* category, in compliance with a client registry review ordered by Aneel Normative Resolution 901/2020.

*Rural:* This category of consumers was 7.2% of the total energy distributed in 2Q22, and by volume 20.7% less than in 2Q21, as a result of the number of consumers in the category being reduced by 28.1% (189,700), due to their reclassification to other categories under Aneel Resolution 901/2020.

Public services: The volume distributed to this category was 2.6% higher, mainly due to the 2.9% increase in the number of consumer units.

## The annual Tariff Adjustment

Cemig D's tariff is adjusted in May of each year, and every five years there is the Periodic Tariff Review, also in May. The aim of the tariff adjustment is to pass on the non-manageable costs in full, and to provide inflation adjustment for the manageable costs that are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the 'X Factor', intended to capture improvement in productivity, in a methodology using the price-cap regulatory model.

On June 22, 2022, after an extension of the previous tariffs by 25 days, Aneel ratified the result of the Company's annual tariff adjustment, in effect until May 27, 2023, in which the average effect perceived by consumers was an increase of 8.80%. For residential clients the average increase was 5.22%. The difference in revenues arising from the postponement will be adjusted by the Selic basic interest rate, and compensated in the tariff adjustment event of 2023.

Note that the R$ 2.81 billion credit from reimbursement of PIS, Pasep and Cofins taxes, representing a negative variation in the tariff of 15.20%, was included in this tariff adjustment process.

| Average effects of the Tariff Adjustment | |
|---|---|
| High Voltage | 14.31% |
| Low voltage | 6.23% |
| Average effect | 8.80% |

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20t%C3%A9cnica_Cemig_2022.pdf

## Quality indicators – DEC and FEC

The **DEC indicator** (*Duração Equivalente de Interrupções por Consumidor*), of average outage time per consumer, was **9.47 hours** in the moving window up to June 2022. The continuous improvement in indicators ratifies our commitment to provision of quality services.

11

10.63
10.51
10.31
10.08
9.98
10.58
10.61
9.71
9.46
9.47
2018
2019
2020
2021
1H22
Annual limit
DEC

7.29
7.24
6.98
6.56
6.43
5.24
5.05
5.07
4.60
4.26
2018
2019
2020
2021
1H22
Annual limit
FEC

(*) 1H22 figure is for the 12-month moving window (July 2021 – June 2022).

Receivables Collection Index ('ARFA')
(Collection/Billing), % – 12-month moving average

96.67
96.78
98.66
98.87
99.33
2019
2020
2021
1H21
1H22

## Combating default

In 2022 Cemig has maintained its high level of collection actions of 2021 and as a result has improved efficiency in combating default. A good reflection of this is the *Receivables Collection Index* ('ARFA'), of Collection/Billing reaching a record high of 99.59% in May. The indicator had a small reduction in June, closing at 99.33%.

We highlight the following activities in combating default:

- 405,000 disconnections in 2Q22 – 22.5% more than in 2Q21.
- Invoicing of irregular consumption from past fiscal years generating a collection of R$56 million (56% higher than the same period of 2021)
- New payment channels, and online negotiation, made available in recent quarters have helped increase collection via digital channels (*PIX* instant payments, automatic debits, payments by card, app, etc.) to 54.6% of the total collected – compared with 50.2% in 2Q21, and less than 35% in 2020. The change in the collection mix resulted in a 6.74% cost reduction in the first semester
- Cemig now accepts payment of overdue electricity bills by credit card – transferring the risk of receipt to the card operator.

CEMIG

12

## Energy losses

Energy losses were within the regulatory level in the 12-month window, at 11.23% (the regulatory level is 11.25%).

Approximately 286 GWh relating to frauds has been billed in the last 12 months.

Inspection, regularization and modernization of 1.4 million consumer units is planned for the total of 2022 (150,000 conventional meters have already been replaced by smart meters by June).

Total losses
6,613
6,549
6,135
6,189
12.71
12.57
11.23
11.23
11.51
11.43
11.28
11.25
2019
2020
2021
1S22
Total energy (GWh)
% Total losses
% Regulatory losses

Actual losses
12.71
12.57
11.23
11.23
8.77
8.77
8.77
8.77
3.94
3.80
2.46
2.46
2019
2020
2021
1S22
% Total losses
% Non-technical losses
% Technical losses

% Regulatory losses
11.51
11.43
11.28
11.25
8.77
8.77
8.77
8.77
2.74
2.66
2.51
2.48
2020
% Regulatory losses
% Non-technical losses
% Technical losses

13

# Cemig GT / Holding Company

## Electricity market

Excluding transactions in the Power Trading Exchange (CCEE), in 2Q22 **Cemig GT** billed a total of 7.04 million MWh – 3.4% less than in 2021. The reduction reflects transfer of sales contracts totaling 1.59 million MWh (excluding transactions on the CCEE) to Cemig Holding. These especially include contracts for sales to traders, accounting for the reduction of 22.9% in that category. Sales to *industrial* and *commercial* Free Clients, on the other hand, were 6.7% higher, with the start of new contracts that had been signed for supply to begin in January 2022.

**Cemig Holding** posted sales of 1.59 million MWh in 2Q22. There were no sales in 2Q21, since the migration of trading activity to the holding company began only in the second half of 2021.

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **Cemig GT – MWh** | | | |
| Free Clients | 4,943,794 | 4,642,185 | 6.5% |
| Industrial | 3,873,013 | 3,632,514 | 6.6% |
| Commercial | 1,067,459 | 996,727 | 7.1% |
| Rural | 3,322 | 12,944 | –74.3% |
| Free Market – Free contracts | 1,602,913 | 2,079,419 | –22.9% |
| Regulated Market | 461,247 | 532,719 | –13.4% |
| Regulated Market – Cemig D | 32,098 | 32,610 | –1.6% |
| **Total, Cemig GT** | **7,040,052** | **7,286,932** | **–3.4%** |
| **Cemig H – MWh** | | | |
| Free Clients | 392,046 | – | – |
| Industrial | 325,560 | – | – |
| Commercial | 63,368 | – | – |
| Rural | 3,119 | – | – |
| Free Market – Free contracts | 1,195,479 | – | – |
| **Total Cemig H** | **1,587,525** | – | – |
| Cemig GT + H | 8,627,577 | 7,286,932 | 18.4% |

**18.4%**

– the total of **energy sold** by **Cemig GT** and the sales contracts transferred to the **holding company** grew by **18.4%** from 2Q21 to 2Q22.

14

## Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies industrial, commercial and residential users, and users of compressed natural gas and vehicle natural gas, and supplies gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of the company.

Gasmig's tariff review process was concluded in April 2022, and resulted in an average *reduction* of 10.05% in the tariff.

- WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
- Regulatory Ebitda for 2022: Approximately R$ 620mn.
- Significant increase in the Net Remuneration Base, to R$ 3.48 billion.
- The regulator recognized the cost of PMSO in full.

| Market ('000 m³/day) | 2018 | 2019 | 2020 | 2021 | 1H21 | 1H22 | Δ 1H21 –1H22 |
|---|---|---|---|---|---|---|---|
| Residential | 17.73 | 21.28 | 25.52 | 29.69 | 27.80 | 29.84 | 7.3% |
| Commercial | 39.37 | 47.70 | 49.14 | 56.24 | 52.84 | 58.24 | 10.2% |
| Industrial | 2,400.41 | 2,085.32 | 2,007.45 | 2,398.47 | 2,418.55 | 2,355.82 | –2.6% |
| Other | 155.14 | 148.44 | 116.32 | 129.55 | 116.30 | 161.12 | 38.5% |
| Total excluding thermoelectric generation | 2,612.65 | 2,302.74 | 2,198.43 | 2,613.96 | 2,615.50 | 2,605.02 | –0.4% |
| Thermal generation | 414.04 | 793.94 | 385.52 | 1,177.06 | 1,108.14 | 209.86 | –81.1% |
| Total | 3,026.69 | 3,096.69 | 2,583.95 | 3,791.02 | 3,723.64 | 2,814.88 | –24.4% |

In 2Q22 Gasmig sold 27.1% less gas than in 2Q21, due to near-zero dispatching of thermoelectric generation plants in the quarter. The sector that grew most was vehicle natural gas, up 41.5% from 2Q21. In 2022 Gasmig began selling gas to the Free Market, in addition to its previous categories of sales. Volume in 2Q22 was 21.48 million m³, for revenue of R$ 20.55 million.

Daily average volume of gas sold in 1H22 was 24.4% lower than in 1H21. The main factor in this reduction was consumption by thermal electric generation plants 81.1% lower than in 1Q21.

GASMIG

15

# Financial results

## Consolidated operational revenue

| R$ '000 | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| Revenue from supply of electricity | 7,844,552 | 6,837,733 | 14.7% |
| Revenue from use of distribution systems (TUSD charge) | 912,976 | 820,873 | 11.2% |
| *CVA* and *Other financial components* in tariff adjustments | -271,933 | 453,744 | -159.9% |
| Reimbursement to consumers of PIS, Pasep and Cofins tax credits | 498,773 | 252,538 | 97.5% |
| Transmission revenue | 126,485 | 75,036 | 68.6% |
| Transmission construction revenue | 100,873 | 39,682 | 154.2% |
| Financial remuneration of transmission contractual assets | 204,563 | 139,867 | 46.3% |
| Distribution construction revenue | 695,971 | 409,128 | 70.1% |
| Adjustment to cash flow expected from distribution concession | 19,030 | 9,120 | 108.7% |
| Gain on financial updating of Concession Grant Fee | 161,268 | 118,844 | 35.7% |
| Settlement on CCEE | 16,889 | 1,043 | 1519.3% |
| Transactions in the Surpluses Sales Mechanism | 66,855 | - | - |
| Supply of gas | 1,113,427 | 838,444 | 32.8% |
| Fine for continuity indicator level shortfall | -19,305 | -14,335 | 34.7% |
| Services revenue – advance payment received | - | 153,970 | - |
| Other operational revenues | 783,716 | 436,904 | 79.4% |
| Taxes and charges reported as deductions from revenue | -4,040,760 | -3,218,609 | 25.5% |
| Net operational revenue | 8,213,380 | 7,353,982 | 11.7% |

16

## Revenue from supply of electricity

| | 2Q22 | | | 2Q21 | | | Change, % | |
|---|---|---|---|---|---|---|---|---|
| | MWh (2) | R$ '000 | Average price billed – R$/MWh (1) | MWh (2) | R$ '000 | Average price billed – R$/MWh | MWh | R$ '000 |
| Residential | 2,768,128 | 2,724,030 | 984.07 | 2,766,585 | 2,620,985 | 947.37 | 0.1% | 3.9% |
| Industrial | 4,597,875 | 1,520,467 | 330.69 | 4,058,047 | 1,269,674 | 312.88 | 13.3% | 19.8% |
| Commercial, services and others | 2,307,390 | 1,655,806 | 717.61 | 1,992,781 | 1,263,457 | 634.02 | 15.8% | 31.1% |
| Rural | 844,733 | 541,861 | 641.46 | 1,074,926 | 629,219 | 585.36 | -21.4% | -13.9% |
| Public authorities | 223,437 | 176,026 | 787.81 | 171,645 | 128,263 | 747.26 | 30.2% | 37.2% |
| Public lighting | 285,585 | 136,207 | 476.94 | 314,679 | 149,098 | 473.81 | -9.2% | -8.6% |
| Public services | 351,948 | 220,138 | 625.48 | 352,752 | 197,094 | 558.73 | -0.2% | 11.7% |
| Subtotal | 11,379,096 | 6,974,535 | 612.93 | 10,731,415 | 6,257,790 | 583.13 | 6.0% | 11.5% |
| Own consumption | 6,857 | - | - | 8,272 | - | - | -17.1% | - |
| Retail supply not yet invoiced, net | - | -26,837 | - | - | -55,728 | - | - | -51.8% |
| | 11,385,953 | 6,947,698 | 610.20 | 10,739,687 | 6,202,062 | 577.49 | 6.0% | 12.0% |
| Wholesale supply to other concession holders (3) | 3,259,639 | 884,910 | 271.47 | 2,612,137 | 653,719 | 250.26 | 24.8% | 35.4% |
| Wholesale supply not yet invoiced, net | - | 11,944 | - | - | -18,048 | - | - | -166.2% |
| Total | 14,645,592 | 7,844,552 | 535.63 | 13,351,824 | 6,837,733 | 512.12 | 9.7% | 14.7% |

(1) The calculation of average price does not include revenue from supply not yet billed.
(2) Information in MWh has not been reviewed by external auditors.
(3) Includes Regulated Market Electricity Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.

“ *14.7% growth in energy supply revenue in 2Q22* ”

17

## Consolidated volume of energy sold (GWh): +9.7%

13,351
2
540
315
230
648
20
14,646
2Q21
Residential
Industrial
Commercial
Rural
Wholesale
Other
2Q22

## Energy sold to final consumers

2Q22 revenue from energy sold to final consumers was R$ 6,947.7 million, or 12.0% higher than in 2Q21 (R$ 6,202.0 million) – reflecting consumption of electricity 6.0% higher YoY, led by consumption by *industrial* users 13.3% higher, combined with billed prices an average 5.1% higher YoY.

## Wholesale

2Q22 revenue from wholesale supply was R$ 884.9 million – an increase of R$ 231.2 million. The increase is due to the higher volume of short-term sales to traders in 2Q22, at prices higher than those projected for the spot price in the period.

> *"Consolidated volume of energy sold in 2Q22 was **9.7% higher than in 2Q21**, led by the commercial and industrial segments, and sales to traders."*

## Transmission

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **TRANSMISSION REVENUE (R$ '000)** | | | |
| Operation and maintenance | 126,485 | 75,036 | 68.6% |
| Construction, upgrades and improvement of infrastructure | 100,873 | 39,682 | 154.2% |
| Financial remuneration of transmission contractual assets | 204,563 | 139,867 | 46.3% |
| Total | 431,921 | 254,585 | 69.7% |

Transmission revenue was 69.7% higher, as a result of:

(i) increased investments in enhancement and improvement, generating an increase of 154.2% in construction revenue;

(ii) increase in financial remuneration of transmission contractual assets due to the variations in the IPCA and IGPM inflation indices, which are the bases for remuneration of contracts;

(iii) recognition of the effects of Aneel Ratifying Resolution (ReH) 2852/2021;

(iv) increased operational revenue, reflecting the annual adjustment of the transmission company's RAP, as an effect of ReH 2895/2021, as amended by ReH 2959/2021.

## Gas

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **REVENUE FROM SUPPLY OF GAS (R$ '000)** | | | |
| Industrial | 994,445 | 657,190 | 51.3% |
| Automotive | 22,442 | 23,731 | -5.4% |
| Commercial | 26,864 | 20,824 | 29.0% |
| Thermoelectric generation | 61 | 103,465 | -99.9% |
| Other | 69,616 | 33,233 | 109.5% |
| Total | 1,113,427 | 838,444 | 32.8% |

18

Gross revenue from supply of gas in 2Q22 totaled R$ 1,113.4 million, compared to R$ 838.4 million in 2Q21. The increase results from passthroughs of the adjustments made in the last 12 months to the cost of gas acquired, and to the readjustment of the margin by the IGPM inflation index in 2022, while the total volume of gas sold was 20.8% lower, as a result of the near-zero dispatching of the thermal electricity generation plants in the quarter.

## Revenue from use of the Distribution System – The TUSD charge

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **TUSD (R$ '000)** | | | |
| Use of electricity distribution systems | 912,976 | 820,873 | 11.2% |

Revenue from the TUSD in 2Q22 – charged to Free Consumers on their distribution of energy – was 11.2% higher year-on-year.

This mainly reflects the average tariff for Free Consumers' demand 16.4% higher in 2Q22 than in 2Q21, partially offset by the average energy tariff 4.1% lower.

Also, the volume of energy transported in 2022 was 3.7% higher than in 2Q21.

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **POWER TRANSPORTED – MWh** | | | |
| Industrial | 5,236,044 | 5,118,220 | 2.3% |
| Commercial | 422,505 | 356,817 | 18.4% |
| Rural | 9,128 | 10,560 | -13.6% |
| Public services | 666 | 900 | -26.0% |
| Concession holders | 73,729 | 52,220 | 41.2% |
| Total energy transported | 5,742,072 | 5,538,717 | 3.7% |

19

## Operational costs and expenses

Operational costs and expenses in 2Q22 totaled R$ 8.49 billion, R$6.16 billion in 2Q21, mainly due to:

(i) R$1.4 billion provision related to PIS/Pasep and Cofins credits;

(ii) gas purchased for resale (+R$211.5 million);

(iii) infrastructure construction costs (+R$333.9 million);

(iv) purchased energy (+R$136.7 million); and

(iv) write-off of financial assets of generation indemnity (+R$171.8 million).

See more details on costs and expenses in the pages below.

CEMIG

| R$ '000 | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| Electricity purchased for resale | 3,445,961 | 3,309,234 | 4.1% |
| Provisions / adjustments for operational losses | 1,510,367 | 69,175 | 2083.4% |
| Infrastructure construction costs | 771,160 | 437,186 | 76.4% |
| Gas purchased for resale | 692,063 | 480,517 | 44.0% |
| Charges for use of the national grid | 560,170 | 701,915 | -20.2% |
| Outsourced services | 393,369 | 344,641 | 14.1% |
| People | 370,647 | 342,869 | 8.1% |
| Depreciation and amortization | 288,020 | 241,733 | 19.1% |
| Write-off of financial assets (generation indemnity) | 171,770 | - | - |
| Post-retirement obligations | 151,285 | 109,288 | 38.4% |
| Employees' and managers' profit shares | 36,700 | 19,675 | 86.5% |
| Materials | 33,046 | 25,352 | 30.3% |
| Other operational expenses, net | 66,260 | 77,580 | -14.6% |
| | 8,490,818 | 6,159,165 | 37.9% |

20

## Electricity purchased for resale

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **CONSOLIDATED (R$ '000)** | | | |
| Electricity acquired in Free Market | 1,302,375 | 1,023,322 | 27.3% |
| Electricity acquired in Regulated Market auctions | 828,069 | 1,036,952 | –20.1% |
| Distributed generation | 472,641 | 273,757 | 72.6% |
| Supply from *Itaipu Binacional* | 409,856 | 480,103 | –14.6% |
| Physical guarantee quota contracts | 221,471 | 199,451 | 11.0% |
| Proinfa | 151,413 | 95,500 | 58.5% |
| Spot market | 136,051 | 323,914 | –58.0% |
| Individual ('bilateral') contracts | 126,663 | 110,107 | 15.0% |
| Quotas for Angra I and II nuclear plants | 89,298 | 61,145 | 46.0% |
| Credits of PIS, Pasep and Cofins taxes | –291,876 | –295,017 | –1.1% |
| | 3,445,961 | 3,309,234 | 4.1% |

**The expense on electricity bought for resale in 2Q22 was R$ 3.44 billion, 4.1% higher than in 2Q21 – mainly reflecting :**

- **Cost of energy acquired in the Free Market 27.3% higher, at R$ 1,302.4 million in 2Q22, compared to R$ 1,023.3 million in 2Q21. The higher figure is mainly due to the higher volume of energy purchased for resale.**
- **Expenses on distributed generation 72.6% higher, arising from the increase in the number of distributed generation plants installed, and the higher quantity of energy injected (715 GWh in 2Q22, vs. 446 GWh in 2Q21).**
- **Expenses on energy acquired in auctions 20.1% lower than in 2Q21. This this is mainly due to lower dispatching of thermal plants under availability, and lower acquisition of energy through the Surpluses and Deficits Compensation Mechanism (MCSD).**
- **Expense on supply from Itaipu 14.6% lower, at R$ 409.8 million in 2Q22, compared to R$ 480.1 million in 2Q21, mainly reflecting:**
  - **(i) reduction of the price for demand from Itaipu from U$ 28.07/kW to U$ 24.73/kW, and**
  - **(ii) the dollar exchange rate being 3.8% lower in 2Q22 than 2Q21.**

**Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.**

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **CEMIG D (R$ '000)** | | | |
| Supply acquired in auctions on the Regulated Market | 835,650 | 1,046,928 | –20.2% |
| Distributed generation | 472,642 | 273,757 | 72.7% |
| Supply from *Itaipu Binacional* | 409,856 | 480,103 | –14.6% |
| Physical guarantee quota contracts | 233,089 | 209,823 | 11.1% |
| Proinfa | 151,413 | 95,500 | 58.5% |
| Individual ('bilateral') contracts | 126,663 | 110,107 | 15.0% |
| Spot market – CCEE | 108,330 | 297,583 | –63.6% |
| Quotas for Angra I and II nuclear plants | 89,298 | 61,145 | 46.0% |
| Credits of PIS, Pasep and Cofins taxes | –169,732 | –199,744 | –15.0% |
| | 2,257,209 | 2,375,202 | –5.0% |

21

## Charges for use of transmission network and other system charges

The charges for use of the transmission network in 2Q22 totaled R$ 560.1 million, 20.2% less than in 2Q21. The lower figure mainly reflects lower dispatching of thermal plants outside the merit order for security of the system, and the reduction of costs of the national grid. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

## Gas purchased for resale

The expense on acquisition of gas in 2Q22 was R$ 692.1 million, 44.0% higher than in 2Q21. The difference reflects the adjustments during the last 12 months in the costs of gas acquired.

## Outsourced services

The expense on outsourced services was 14.1% higher in 2Q22 than 2Q21, the main factors being:

(i) increase of R$25.2 million expenses on maintenance and conservation of facilities and equipment 23.5% higher;

(ii) costs of consumer disconnection and reconnection 31.8% higher (with 22.5% more disconnections being made than in 2Q21); and

(iii) expenses on information technology 43.7% higher, due to new contracts and investments in information security made in 2021.

## Operational provisions

Operational provisions in 2Q22 were R$ 1,510.4 million, compared to R$ 69.2 million in 2Q21, mainly on the following factors:

- Provision of R$1,405.1 million arising from recognition of the effects of Law 14385/22, which ordered that the entire benefit of tax credits from successful legal actions by electricity distributors exempting amounts of ICMS tax from PIS, Pasep and Cofins taxes should be transferred to the distributors' consumers.
- Provision for doubtful accounts increased by R$90.4 million in 2Q22, while in 2Q21 a reversal of R$1.0 million was recorded (due to a change in methodology for improving the provisioning rules).
- Reversal of the estimated loss of R$53.4 million with related party (Renova), due to sale of receivables.

## People

Expenses on personnel in 2Q22 were R$ 370.6 million, 8.1% higher than in 2Q21, resulting from

(i) the salary increase of 11.08% under the collective agreement in November 2021 (which took into account 12-month inflation);

(ii) the higher volume of transfers to construction cost, due to the higher volume of investments made.; and

(iii) the average number of employees 4.0% lower in 2Q22 than 2Q21.

22

## Number of employees – by company

6,083
4,530
1,366
187
5,596
4,203
1,307
86
5,254
3,955
1,236
63
5,334
4,022
1,256
56
5,288
3,987
1,249
52
5,102
3,823
1,226
53
5,025
3,761
1,209
55
5,053
3,794
1,205
54
5,024
3,770
55
4Q18
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
H
GT
D
Total

## Post-retirement obligations

The impact of the Company's post-retirement obligations on operational profit in 2Q22 was an expense of R$ 151.3 million, compared to an expense of R$ 109.3 million in 2Q21.

The difference was mainly due to the increase in the discount rate, and in the expectation for inflation, which increased the projection of costs of post-retirement liabilities for 2022.

23

CEMIG

# CONSOLIDATED EBITDA (IFRS and Adjusted)

| EBITDA | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **CONSOLIDATED EBITDA – R$ '000** | | | |
| Profit (loss) for the period | 49,876 | 1,946,639 | -97.4% |
| Income tax and Social Contribution tax | -855,151 | 880,346 | -197.1% |
| Net finance income (expenses) | 870,949 | -478,528 | -282.0% |
| Depreciation and amortization | 288,020 | 241,733 | 19.1% |
| = Ebitda as per CVM Instruction 527 (1) | 353.694 | 2,590,190 | -86.3% |
| Non-recurring and non-cash effects | | | |
| Net profit attributed to non-controlling stockholders | -356 | -402 | -11.4% |
| Result of Tariff Review, net | - | -211,247 | - |
| Net gain on disposal of asset held for sale (Renova) | -60,000 | - | - |
| Effects of Law 14385/22, credits of PIS, Pasep and Cofins | 1,660,356 | - | - |
| Reversal of tax provisions | - | -327 | - |
| Write-off of financial assets (reimbursement, in generation) | 171,770 | - | - |
| Agreement related to the use of distribution infrastructure | -145,493 | - | - |
| Reversal of a provision for losses in Santo Antônio | -170,916 | - | - |
| Gains on renegotiation of hydrological risk | - | -909,601 | - |
| Advance on revenue from services, net | - | -148,350 | - |
| Adjusted Ebitda (2) | 1,809,055 | 1,320,263 | 37.0% |

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit adjusted for the effects of: (i) net financial revenue (expenses), (ii) depreciation and amortization, and (iii) income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) **Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items, which by their nature do not contribute to information on the potential for gross cash flow generation.**

24

# CEMIG D - EBITDA

| CEMIG D EBITDA – R$ '000 | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| Net profit for the period | -900,278 | 347,641 | - |
| + Income tax and Social Contribution tax | -524,406 | 126,983 | - |
| Net financial revenue (expenses) | 332,387 | -49,913 | - |
| Amortization | 178,881 | 165,872 | 7.8% |
| = EBITDA (1) | -913,416 | 590,583 | - |
| Effects of Law 14385/22, credits of PIS, Pasep and Cofins | 1,660,356 | - | - |
| Agreement related to the use of distribution infrastructure | -145,493 | - | - |
| Adjusted Ebitda (2) | 601,447 | 590,583 | 1.8% |

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) In accordance with CVM Instruction 527/2012, the Company adjusts Ebitda to exclude extraordinary items, which by their nature do not contribute to information on the potential for gross cash flow generation.

Ebitda of Cemig D was R$ 913.4 million negative, though its adjusted Ebitda, at R$ 601.4 million, was only 1.8% higher than in 2Q21. The main effects on Ebitda in the quarter were:

- A negative item of R$ 1.66 billion (posted in Provisions and Deduction from revenue), arising from recognition of the effects of Law 14385/22, which ordered that the entire benefit of tax credits from successful legal actions by electricity distributors exempting amounts of ICMS tax from PIS, Pasep and Cofins taxes should be transferred to the distributors' consumers. The Company, however, is assessing with its legal advisers the possibility of any future action related to this matter.
- A positive item in revenue of R$ 145.5 million, due to a Debt Recognition Agreement signed with a major client in June, relating to past amounts receivable for use of infrastructure.
- The total volume of energy distributed in 2Q was 1.34% higher YoY (comprising distribution to the captive market 0.78% lower, and distribution to the Free Market 3.67% higher).
- There was a higher provision for doubtful receivables from customers, of R$ 89.4 million in 2Q22, compared to a reversal of R$ 7.8 million in 2Q21 (due to changes in the method for calculating provisions), offset by the effect of achievement of a level of energy losses, at 11.23%, better than the regulatory requirement (11.25%).
- The full expense of the Voluntary Severance Program for the year (R$ 36.9 million) was recognized in 2Q22. (An expense of R$ 29.1 million for the 2021 program was posted in 2Q21.)

25

# Cemig GT – EBITDA

| | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| **CEMIG GT EBITDA – R$ '000** | | | |
| Net profit for the period | 589,890 | 1,444,329 | -59.2% |
| + Current and deferred income tax and Social Contribution tax | -344,152 | 633,579 | - |
| Net financial revenue (expenses) | 534,756 | -428,195 | - |
| Depreciation and amortization | 82,307 | 49,137 | 67.5% |
| **EBITDA as per CVM Instruction 527 (1)** | **862,801** | **1,698,850** | **-49.2%** |
| – Gains on renegotiation of hydrological risk | - | -909,601 | - |
| – Advance on revenue from services, net | - | -148,350 | - |
| – Result of Tariff Review, net | - | -211,247 | - |
| – Gain on disposal of asset held for sale | -60,000 | - | - |
| + Write-off of financial assets (reimbursement, in generation) | 171,770 | - | - |
| - Reversal of a provision for losses in Santo Antônio | -170,916 | - | - |
| = Adjusted Ebitda (2) | 803,655 | 429,652 | 87.0% |

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items which by their nature do not contribute to information on the potential for gross cash flow generation.

Ebitda of Cemig GT in 2Q22 was R$ 862.8 million (-49.2%). Adjusted EBITDA reached R$803.6 million in 2Q22 and R$429.6 million in 2Q21 (87.0% increase).

This result was achieved even with the transfer of trading contracts (1.59 million MWh, excluding transactions on the CCEE) to Cemig Holding.

Factors in the higher Ebitda include:

- A higher trading margin than in 2Q21, resulting from average price of energy billed 7.6% higher, while the average purchase price for acquisition was stable.
- A gain of R$ 60 million from the sale of the equity interest in, and credits of, Renova (the value of which had been written down to zero).
- Better equity income (net gain/loss in non-consolidated investees): a gain of R$ 217.9 million in 2Q22, compared to a loss of R$ 119.3 million in 2Q21. The main component was a reversal of R$ 170.9 million in the provision for loss in Santo Antônio, which now reports positive net equity.
- A write-off of financial assets (reimbursement, in generation) totaling R$ 171.7 million.
- By comparison, in 2Q21 there were the effects of recognition of reimbursement of hydrological risk (GSF) totaling R$ 910 million, R$ 148 million arising from negotiation with a Free Consumer which resulted in advance of revenue for provision of trading services, and recognition of recalculation of the financial component relating to the National Grid, with positive impact of R$ 211 million.

> *"Adjusted Ebitda of Cemig GT was up 87.0% YoY, even with transfer of part of the energy sales contracts to Cemig Holding"*

26

# Finance income and expenses

| (R$ '000) | 2Q22 | 2Q21 | Change, % |
|---|---|---|---|
| Finance income | 473,546 | 1.288.425 | -63,2% |
| Finance expenses | -1.344.495 | -809,897 | 66,0% |
| Net financial revenue (expenses) | -870,949 | 478,528 | -282,0% |

For 2Q22 Cemig reports Net financial *expenses* of R$ 870.9 million, which compares to Net financial *revenue* of R$ 478.5 million in 2Q21.

This primarily reflects:

- Appreciation of 10.6% in the dollar against the Real in 2Q22 (a difference of R$ 0.50/US$), generating an exchange rate expense of R$ 500.2 million on the debt in foreign currency, which compares with a depreciation of 12.2% in 2Q21, a positive effect of R$ 1,042,6 million.
- Positive variation, in 2Q22, of R$ 54.6 million in the fair value of the financial instrument contracted for hedging of risks associated with Eurobonds in 2Q22, which compares with a negative variation of R$ 425.4 million in 2Q21. The 2Q22 result is mainly due to the appreciation of the dollar against the Real.
- A net financial expense item of R$ 356.2 million for updating of PIS and Cofins tax credits was posted in 2Q22 – compared to a positive financial revenue item of R$ 24.9 million in 2Q21.

| Eurobonds – Effect in the quarter (R$ '000) | 2Q22 | 2Q21 |
|---|---|---|
| Effect of FX variation on the debt | –500,200 | 1,042,650 |
| Effect on the hedge | 54,620 | –425,417 |
| Net effect in Financial revenue (expenses) | –445,580 | 617,233 |

27

# Net profit

Cemig reports **2Q22 net profit** of R$ 49.9 million, compared to net profit of R$ 1.95 billion in 2Q21;

**Adjusted net profit** in 2Q22 was R$ 1.14 billion, compared to R$ 700 million in 2Q21. Factors in this result principally include:

- Negative impact of R$ 1.33 billion on profit resulting from the effects of Law 14385/22, which ordered that the entire benefit of tax credits from successful legal actions by electricity distributors exempting amounts of ICMS tax from PIS and Cofins taxes should be transferred to the consumers
- Higher net profit from trading, due to the higher volume of energy sold (approximately +18.4% more, excluding transactions on the CCE), and higher margin than in 2Q21, with effects on the results of both Cemig GT and the holding company.
- Gain of R$ 377 million from the sale of the equity interest in, and credits of, Renova
- Equity income (net gain in consolidated investees) was R$ 336.4 million, R$ 32.8 million in 2Q21. The main factor in this improvement was reversal of a provision for losses in *Santo Antônio* which totaled a reversal of provisions of R$ 170.7 million in 2Q22.
- Positive effect of approximately R$102 million on profit, due to the debt acknowledgment agreement signed with a large customer for the use of infrastructure.
- Write-off of financial assets (reimbursement, in generation) with a negative effect of R$ 113.4 million on profit
- Negative effect (combined) of the dollar debt and hedge instrument of R$294.1 million in 2Q22, while the 2Q21 result was positive by R$407.4 million. This variation is directly related to the appreciation of the dollar, which rose 10.6% in 2Q22 and fell 12.2% in the same period last year.
- The 2Q21 had a positive effect of R$601 million in profit from the recognition of the effects of the hydrological risk renegotiation.

"*Adjusted net profit: of R$ 1.14 billion – up 62.7%*"

| | 2Q22 | 2Q21 | Change, R$ '000 |
|---|---|---|---|
| **EQUITY INCOME (R$ '000) *** | | | |
| Taesa | 120,226 | 150,685 | -30,459 |
| Aliança Geração | 30,156 | 22,799 | 7,357 |
| Retiro Baixo | 12,197 | 3,040 | 9.157 |
| Madeira Energia (Santo Antônio) | 6,369 | -88,665 | 95,034 |
| Baguari Energia | 5,283 | 5.092 | 191 |
| Hidrelétrica Cachoeirão | 4,337 | 1.293 | 3,044 |
| Lightger | 4,151 | 1.665 | 2,486 |
| Cemig Sim | 3.571 | 3.191 | 380 |
| Hidrelétrica Pipoca | 3,295 | 2.063 | 1.232 |
| Ativas Data Center | -490 | -62 | -428 |
| Guanhães Energia | -3,812 | -40,244 | 3,432 |
| Axxiom Soluções Tecnológicas | -4.153 | -1.050 | -3,103 |
| Aliança Norte (Belo Monte) | -8,477 | -10,447 | 1,970 |
| Amazônia Energia (Belo Monte) | -13,469 | -16,428 | 2,959 |
| Itaocara (equity negative) | 6,599 | -140 | 6,739 |
| Madeira Energia (Santo Antônio); reversal of provisions for losses | 170,685 | 0 | 170,685 |
| **Total** | **336,468** | **32,792** | **303,676** |

* Equity income = gain (loss) on equity in non-consolidated investees

28

## Investments

Total investments made in the first 6 months of 2022 were R$ 1,196 million, or 45% more than in the first half of 2021. A total of R$ 697 million was invested in 2Q22 – or 40% more than in the first quarter of the year.

**DISTRIBUTION – R$ 900mn**
Maintenance and Modernization of the electricity system

**TRANSMISSION – R$ 132mn**
Strengthening and improvements, increasing RAP

**GENERATION – R$ 38mn**
Expansion and modernization of generating plants

**GASMIG – R$ 28mn**
Infrastructure and facilities

**Planned for 2022**

174
328
246
3,225
Distribution
Generation
Transmission
Other

### INVESTMENT IN RENEWABLES:

Further to the above, Cemig's board has approved investments in photovoltaic solar generation, in line with its strategic plan of focusing on Minas Gerais state, for returns compatible with the Company's cost of capital, and expanding generation capacity from clean sources.

Distributed generation

- Acquisition of 49% equity interests in plants in operation, with 12.5 MWp, for R$ 37 million.
- Acquisition of projects at construction phase, with a total of 18.5 MWp and planned capex of R$ 100 million.

29

## Debt

| CONSOLIDATED (R$ '000) | Jun. 2022 | 2021 | Change, % |
|---|---|---|---|
| Gross debt | 11,184,845 | 11,363,963 | –1.6% |
| Cash and equivalents + Securities | 3,792,393 | 2,903,026 | 30.6% |
| Net debt | 7,392,452 | 8,460,937 | –12.6% |
| *Debt in foreign currency* | *5,259,126* | *5,601,097* | *–6.1%* |

| CEMIG GT – R$ '000 | Jun. 2022 | 2021 | Change, % |
|---|---|---|---|
| Gross debt | 5,259,126 | 6,029,460 | –12.8% |
| Cash and equivalents + Securities | 1,454,847 | 1,260,970 | 15.4% |
| Net debt | 3,804,279 | 4,768,490 | –20.2% |
| *Debt in foreign currency* | *5,259,126* | *5,601,097* | *–6.1%* |

| CEMIG D (R$ '000) | Jun. 2022 | 2021 | Change, % |
|---|---|---|---|
| Gross debt | 4,795,287 | 4,247,161 | 12.9% |
| Cash and equivalents + Securities | 1,376,932 | 610,062 | 125.7% |
| Net debt | 3,418,355 | 3,637,099 | –6.0% |
| *Debt in foreign currency* | *0* | *0* | *–* |

### New financings

In June 2022 Cemig D concluded its eighth issue of non-convertible debentures, in two series, for a total of R$ 1 billion, in a restricted offering in accordance with CVM regulations. The first series is for R$ 500 million, paying the CDI rate +1.35%, with maturity at 5 years; the second series is for R$ 500 million, paying IPCA inflation +6.1052%, with maturity at 7 years.

30

## Debt amortization profile (R$ million)

5,887
406
886
1,317
1,033
1,657
2022
2023
2024
2025
2026
After 2027

| DEBT AMORTIZED – R$ '000 | 2Q22 | 6M22 |
|---|---|---|
| GT | 0 | 409,511 |
| D | 135,824 | 548,393 |
| Other | 7,592 | 15,185 |
| Total | 143,416 | 973,089 |

## Debt by indexor

0.1%
46.9%
38.0%
15.0%
IPCA inflation
CDI rate
US dollar
Other

## Gross debt by company

10.1%
42.9%
47.0%
Cemig D
Cemig GT
Other

31

# Covenants – Eurobonds

*Continued>*

| Last 12 months | 2Q22 | | 2021 | |
|---|---|---|---|---|
| **R$ mn** | **GT** | **H** | **GT** | **H** |
| net income (loss) | 1,142 | 2,889 | 871 | 3,753 |
| financial results net | 1,630 | 2,023 | 2,161 | 2,253 |
| income tax and social contribution | -193 | -218 | 250 | 945 |
| depreciation and amortization | 327 | 1,141 | 259 | 1,049 |
| minority interest result | -91 | -551 | 306 | -182 |
| provisions for the variation in value of put option obligations | 119 | 119 | 100 | 100 |
| non-operating result (which includes any gains on asset sales and any asset write-off or impairments) | 100 | 209 | -12 | -12 |
| any non-cash expenses and non-cash charges, to the extent that they are nonrecurring | -65 | 1,226 | -65 | -435 |
| any non-cash credits and gains increasing net income, to the extent that they are non-recurring | -120 | 21 | -1,247 | -1,251 |
| non-cash revenues related to transmission and generation indemnification | -750 | -760 | -631 | -660 |
| cash dividends received from minority investments (as measured in the statement of cash flows) | 67 | 356 | 159 | 499 |
| monetary updating of concession grant fees | -572 | -572 | -523 | -523 |
| cash inflows related to concession grant fees | 291 | 291 | 280 | 280 |
| cash inflows related to transmission revenue for cost of capital coverage | 519 | 531 | 596 | 613 |
| **Covenant EBITDA** | **2,404** | **6,705** | **2,504** | **6,429** |

32

| | 2Q22 | | 2021 | |
|---|---|---|---|---|
| **Last 12 months - R$ mn** | **GT** | **H** | **GT** | **H** |
| consolidated Indebtedness | 3,566 | 9,491 | 6,029 | 11,364 |
| Derivative financial instruments | 847 | 847 | -1,219 | -1,219 |
| Debt contracts with Forluz | 195 | 864 | 209 | 923 |
| The carrying liability of any put option obligation | 669 | 669 | 636 | 636 |
| Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets. | -1,455 | -3,792 | -1,261 | -2,903 |
| **Covenant Net Debt** | **3,822** | **8,079** | **4,394** | **8,801** |
| **Covenant Net Debt to Covenant EBITDA Ratio** | **1.59** | **1.20** | **1.75** | **1.37** |
| Limit Covenant Net Debt to Covenant EBITDA Ratio | 2.50 | 3.00 | 2.50 | 3.00 |
| Total Secured Debt | - | 74.0 | - | 88.0 |
| Total Secured Debt to Covenant EBITDA Ratio | - | 0.01 | - | 0.01 |
| Limit Covenant Net Debt to Covenant EBITDA Ratio | - | 1.75 | - | 1.75 |

33

# Cemig's long term ratings

Cemig's ratings have improved greatly in recent years. In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody's again upgraded its rating for Cemig, this time by one level. More details in this table:

| Fitch | | Investment Grade | | | | | | | | | | Speculative grade | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FitchRatings | | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC | CC |
| | 2009 | | | | | [National] | | | | | | | | | | | | | |
| | 2018 | | | | | | | [National] | | | | | | | | Bond | | | |
| | 2022 | | [National] | | | | | | | | | | Bond | | | | | | |

| S&P | | Investment Grade | | | | | | | | | | Speculative grade | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| S&P Global Ratings | | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC |
| | 2009 | | | | [National] | | | | | | | | [Global] | | | | | | |
| | 2018 | | | | | [National] | | | | | | | | | | Bond | | | |
| | 2022 | | [National] | | | | | | | | | | | Bond | | | | | |

| Moodys | | Investment Grade | | | | | | | | | | Speculative grade | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Moody's | | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 |
| | 2009 | | | [National] | | | | | | | | [Global] | | | | | | | |
| | 2018 | | | | | | | | | [National] | | | | | [Global] | | | | |
| | 2022 | | | [National] | | | | | | | | | [Global] | | | | | | |

National Global

34

# 2Q22 ESG Performance Report

## Recent highlights

- May 22 of this year was the 70th anniversary of **Cemig**'s foundation, in 1952. Today its electricity generation sources are 100% renewable, and it is one of the world's largest power generation and distribution companies – serving an area the size of France.

## Environmental

- **Cemig** has joined the **Climate Ambition Accelerator** movement of the **UN Global Compact** – an agenda that aims to achieve collective reduction of 2 gigatons of carbon dioxide and accumulated emissions by 2030.
- **Cemig Sim** acquired a 100% equity interest in special-purpose companies owning three photovoltaic solar generation plants.
- **Cemig** signed a transfer clause with the municipality of São Gonçalo do Rio Abaixo, to deliver the *Peti* environmental station to the municipality.
- Commercialization of almost 1.6 million Renewable Energy Certificates - IREC and Cemig RECs, verified and validated by Bureau Veritas

## Social

- To support the population of Minas Gerais in recovery of goods lost during the strong rains of the beginning of this year, **Cemig** donated 5,000 refrigerators to families in 105 towns, cities and villages in the state.
- **Cemig Sim** will distribute solar energy to more than 30 units of the APAE Association for the Disabled, generating an annual reduction in their costs of approximately R$ 80,000.
- The *Cemig in the Hospitals* program will invest approximately R$ 350,000 in installing a photovoltaic generation system producing 112 MWh/year at the Santa Casa de Misericórdia Hospital of Araxá.
- **Cemig Sim** and the Tourism Department of the city of Juiz de Fora jointly launched the *Reviva Turismo* program, to encourage companies in tourism to opt for renewable energy, providing discounts of 16%, 18% and 22%.
- **Innovation:** 16 projects resulting from Cemig's 2021 public call for proposals for **energy efficiency** have been approved. Approximately R$ 13.6 million will be invested from the Energy Efficiency Program.
- The Board approved **Cemig**'s *Diversity Policy* in July 2022.
- It also approved a review of **Cemig**'s *Workplace Health and Safety Policy*.

## Indicadores

35

## Ambientais

| Geração de energia renovável | 1T22 | 2T22 |
|---|---|---|
| % da geração proveniente de fontes renováveis | 100% | 100% |
| **Consumo de energia** | **1T22** | **2T22** |
| Consumo de energia elétrica por empregado (MWh) | 2,18 | 1,67 |
| Consumo de combustível renovável[1] (GJ) | 16.983,84 | 312,85 |
| Consumo de combustível não renovável[2] (GJ) | 54.864,17 | 28.238,9 |
| **Florestas** | **1T22** | **2T22** |
| Total de hectares de recomposição Cemig[3] | 76,77 | 2,8 |

## Sociais

| Força de trabalho | 1T22 | 2T22 |
|---|---|---|
| Número de empregados próprios | 5.053 | 5.024 |
| Número de colaboradores terceirizados | 20.780 | 20.033 |
| % de mulheres na Cemig (%) | 13,9% | 14,2% |
| Número de mulheres em cargos de liderança | 24 | 27 |
| **Diversidade racial (%)** | **1T22** | **2T22** |
| Brancos | 62,27 | 61,87 |
| Negros | 37,17 | 37,55 |
| Amarelos | 0,45 | 0,48 |
| Indígenas | 0,11 | 0,10 |
| **Capacitação** | **1T22** | **2T22** |
| Média de horas de treinamento por empregado | 64,9 | 16,03 |
| **Doações (R$)** | **1T22** | **2T22** |
| Destinação ao FIA | 757.326,31 | 0 |
| Destinação do Fundo do Idoso | 797.185,59 | 0 |
| Destinação via Lei de Incentivo aos Esportes | 797.185,59 | 0 |
| **Fornecedores** | **1T22** | **2T22** |
| Número de avaliações técnica de fornecedores - ATE e ATI | 34 | 39 |

## Governança

| Independência | 1T22 | 2T22 |
|---|---|---|
| % de ações em poder dos membros dos Conselhos e Diretoria | 0,01% | 0,01% |
| **Ética** | **1T22** | **2T22** |
| Casos comprovados de desvio de ética recebidos no canal de denúncias | 18 | 9 |

## Operacionais

| Continuidade | 1T22 | 2T22 |
|---|---|---|
| DEC - Duração Equivalente de Interrupção por Consumidor (horas) | 2,78 | 2,07 |
| FEC - Frequência Equivalente de Interrupção por Consumidor (unidade) | 1,22 | 1,08 |
| **Eficiência energética** | **1T22** | **2T22** |
| Energia evitada por R$ mil investido (MWh/R$ mil) | 0,70 | 0,048 |

Participation in the main sustainability indexes

Dow Jones Sustainability Indices
Cemig permanece por 22 anos consecutivos no Índice, sendo a única empresa do setor elétrico das Américas

MSCI
Classificação AA, **segunda melhor avaliação do setor elétrico brasileiro**

FTSE4Good
Membro do FTSE4Good Global Index (UK), com nota 3,5, superior à média do setor elétrico de 2,7

Sustainalytics
Cemig Holding, Considerada como "médio risco" pela Sustainalytics

ICO2
Cemig integra carteira do Índice Carbono Eficiente ICO2 da B3

2021: rating "PRIME", com **pontuação máxima em Ecoeficiência**

ISE B3
Está no Índice de Sustentabilidade Empresarial da B3 desde a criação, sendo uma das 30 empresas brasileiras

CDP
Uma das empresas líderes em práticas de gestão hídrica na América Latina, incluída no "A list" pelo terceiro ano consecutivo

The Sustainability Yearbook 2021
Classificação bronze no ranking de sustentabilidade da Standard & Poor's, 15ª posição, tendo sido avaliadas 320 empresas do setor elétrico

Energy Intelligence
Cemig ocupa a 24ª posição – e 1ª melhor colocação entre as brasileiras no **Top 100 Green Utilities Ranking** com base em emissões de carbono e energias renováveis

36

# Performance of Cemig's shares

| Security | Jun. 22 | 2021 | Change, % |
|---|---|---|---|
| **Our share prices [2]** | | | |
| CMIG4 (PN) at the close (R$/share) | 10.38 | 9.43 | 10.03% |
| CMIG3 (ON) at the close (R$/share) | 15.16 | 13.56 | 11.80% |
| CIG (ADR for PN shares), at close (US$/share) | 2.02 | 1.72 | 17.64% |
| CIG.C (ADR for ON shares) at close (US$/share) | 2.97 | 2.64 | 12.57% |
| XCMIG (Cemig PN shares on Latibex), close (€/share) | 1.90 | 2.06 | –7.77% |
| | **Average daily volume** | | |
| CMIG4 (PN) (R$ mn) | 122.02 | 123.44 | –1.15% |
| CMIG3 (ON) (R$ mn) | 9.60 | 9.05 | 6.08% |
| CIG (ADR for PN shares) (US$ mn) | 17.31 | 18.12 | –4.47% |
| CIG.C (ADR for ON shares) (US$ mn) | 0.20 | 0.14 | 42.86% |
| | | | **Indices** |
| IEE | 78,787 | 76,305 | 3.25% |
| IBOV | 98,542 | 104,822 | –5.99% |
| DJIA | 30,775 | 36,338 | –15.31% |
| | | | **Indicators** |
| Market valuation at end of period, R$ mn | 26,359 | 25,254 | 4.38% |
| Enterprise value (EV – R$ mn) (1) | 33,829 | 33,444 | 1.15% |
| Dividend yield of CMIG4 (PN) (%) (3) | 11.23 | 10.44 | 0.78 p.p |
| Dividend yield of CMIG3 (ON) (%) (3) | 6.53 | 7.39 | –0.87 p.p |

(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.

(2) Share prices are adjusted for corporate action payments, including dividends.

(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Cemig's shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil's electricity sector, and among the most traded in the Brazilian equity market. On the New York Stock Exchange the volume traded in ADRs for Cemig's preferred shares (CIG) was US$1.94 billion. We see this as reflecting recognition by the investor market and maintains Cemig as a global investment option. The benchmark Ibovespa index of the São Paulo Stock Exchange fell 6% in the period, while the preferred shares of Cemig rose 10.03%. The common shares rose 11.8% In New York the ADRs for Cemig's preferred shares were up 17.64%, and the ADRs for the common shares were up 12.57%.

30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Dec. 2021
Jan. 2022
Feb. 2022
Mar. 2022
Apr. 2022
May 2022
Jun. 2022
11.8%
10.0%
3.3%
-6.0%
CMIG4
CMIG3
IBOV
IEEX

37

## Generation plants

| Plant | Company | Cemig power (MW) | Cemig physical guarantee (MW) | End of concession | Type | Cemig interest |
|---|---|---|---|---|---|---|
| Emborcação | Cemig GT | 1,192 | 500 | May 2027 | Hydro plant | 100.0% |
| Nova Ponte | Cemig GT | 510 | 270 | August 2027 | Hydro plant | 100.0% |
| Irapé | Cemig GT | 399 | 208 | Sep. 2037 | Hydro plant | 100.0% |
| Três Marias | Cemig Ger. Três Marias S.A. | 396 | 239 | Jan. 2053 | Hydro plant | 100.0% |
| Salto Grande | Cemig Ger. Salto Grande | 102 | 75 | Jan. 2053 | Hydro plant | 100.0% |
| Sá Carvalho | Sá Carvalho | 78 | 56 | August 2026 | Hydro plant | 100.0% |
| Rosal | Rosal Energia S.A. | 55 | 29 | Dec. 2035 | Hydro plant | 100.0% |
| Itutinga | Cemig Ger. Itutinga | 52 | 28 | Jan. 2053 | Hydro plant | 100.0% |
| Camargos | Cemig Ger. Camargos | 46 | 21 | Jan. 2053 | Hydro plant | 100.0% |
| Volta do Rio | Cemig GT | 42 | 18 | Dec. 2031 | Wind plant | 100.0% |
| Praias do Parajuru | Cemig GT | 29 | 8 | Sep. 2032 | Wind plant | 100.0% |
| Pai Joaquim | Cemig PCH | 23 | 14 | Sep. 2032 | Small Hydro Plant | 100.0% |
| Piau | Cemig Ger. Sul | 18 | 14 | Jan. 2053 | Hydro plant | 100.0% |
| Gafanhoto | Cemig Ger. Oeste | 14 | 7 | Jan. 2053 | Hydro plant | 100.0% |
| Peti | Cemig Ger. Leste | 9 | 6 | Jan. 2053 | Hydro plant | 100.0% |
| Poço Fundo | Cemig GT | 9 | 6 | May 2052 | Small Hydro Plant | 100.0% |
| Joasal | Cemig Ger. Sul | 8 | 5 | Jan. 2053 | Hydro plant | 100.0% |
| Salto Voltão | Horizontes Energia | 8 | 7 | Jun. 2033 | Small Hydro Plant | 100.0% |

*Continued>*

38

| | | | | | | |
|---|---|---|---|---|---|---|
| Queimado | Cemig GT | 87 | 56 | July 2034 | Hydro plant | 82.5% |
| *Belo Monte Plant* | North | 1,313 | 534 | July 2046 | Hydro plant | 11.7% |
| *Santo Antônio Plant* | SAE | 270 | 184 | Sep. 2050 | Hydro plant | 7.6% |
| Retiro Baixo | Retiro Baixo Energética | 42 | 18 | Apr 2047 | Hydro plant | 49.9% |
| Pipoca | Hidrelétrica Pipoca | 10 | 6 | Dec. 2034 | Small Hydro Plant | 49.0% |
| Cachoeirão | Hidrelétrica Cachoeirão | 13 | 8 | Sep. 2033 | Small Hydro Plant | 49.0% |
| Paracambi | LightGer | 12 | 10 | Jan. 2034 | Small Hydro Plant | 49.0% |
| Aimorés | Aliança | 149 | 82 | Nov. 2039 | Hydro plant | 45.0% |
| Funil | Aliança | 81 | 38 | May 2040 | Hydro plant | 45.0% |
| Garrote | Aliança | 10 | 5 | Jun. 2046 | Wind plant | 45.0% |
| Santo Inácio IV | Aliança | 10 | 5 | Jun. 2046 | Wind plant | 45.0% |
| São Raimundo | Aliança | 10 | 5 | Jun. 2046 | Wind plant | 45.0% |
| Santo Inácio III | Aliança | 13 | 6 | Jun. 2046 | Wind plant | 45.0% |
| Amador Aguiar II (Capim Branco II) | Aliança | 83 | 52 | August 2036 | Hydro plant | 39.3% |
| Amador Aguiar I (Capim Branco I) | Aliança | 94 | 61 | Nov. 2042 | Hydro plant | 39.3% |
| Porto Estrela | Aliança | 34 | 19 | Jun. 2035 | Hydro plant | 30.0% |
| Igarapava | Aliança | 50 | 32 | Sep. 2031 | Hydro plant | 23.7% |
| Candonga | Aliança | 32 | 15 | July 2040 | Hydro plant | 22.5% |
| Baguari | Baguari Energia | 48 | 29 | Mar. 2046 | Hydro plant | 34.0% |
| Other | | 120 | 55 | | | |
| **Total** | | 5,472 | 2,729 | | | |

39

## RAP – July 2022-June 2023 cycle

| Aneel Ratifying Resolution (REH) 3,067/2022 (2022–2023 cycle) | | | | |
|---|---|---|---|---|
| **Company** | **RA, R$ '000** | **% Cemig** | **Cemig RAP, R$ '000** | **Expiration** |
| Cemig | 925,247 | 100.00% | 925,247 | |
| Cemig GT | 810,629 | 100.00% | 810,629 | Dec. 2042 |
| Cemig Itajubá | 75,310 | 100.00% | 75,310 | Oct. 2030 |
| Centroeste | 30,575 | 100.00% | 30,575 | Mar. 2035 |
| Sete Lagoas | 8,734 | 100.00% | 8,734 | Jun. 2041 |
| Taesa | 3,453,500 | 21.68% | 748,719 | |
| **TOTAL RAP – CEMIG** | | | **1,530,325** | |

| REIMBURSEMENT FOR ASSETS – NATIONAL GRID | | | | |
|---|---|---|---|---|
| **R$ ´000 – per cycle** | **2020-2021** | **2021-2022** | **2022-2023** | **From 2023-2024, to 2027-2028** |
| Economic | 144,375 | 144,375 | 144,375 | 60,158 |
| Financial | 332,489 | 88,662 | 129,953 | 275,556 |
| TOTAL | 476,864 | 233,038 | 274,328 | 335,714 |

*The RBSE indemnity amounts are part of Cemig's RAP (first table)

40

# Complementary information

## Cemig D

| CEMIG D Market | | | | |
|---|---|---|---|---|
| Quarter | Captive Consumers | TUSD ENERGY[1] | T.E.D[2] | TUSD PICK[3] |
| 2Q20 | 5,788 | 4,739 | 10,526 | 32.4 |
| 3Q20 | 6,041 | 5,069 | 11,110 | 33.0 |
| 4Q20 | 6,157 | 5,461 | 11,618 | 34.1 |
| 1Q21 | 6,147 | 5,350 | 11,497 | 34.5 |
| 2Q21 | 6,098 | 5,592 | 11,689 | 35.5 |
| 3Q21 | 6,116 | 5,629 | 11,746 | 35.2 |
| 4Q21 | 6,013 | 5,612 | 11,626 | 36.1 |
| 1Q22 | 5,738 | 5,397 | 11,136 | 36.2 |
| 2Q22 | 6,050 | 5,853 | 11,904 | 36.7 |

(1) The 'energy' portion for calculation of the regulatory charges to Free Clients ('Portion A').
(2) Sum of TUSD billed, according to demand contracted ('Portion B').

41

| Cemig D - Operating Revenues (R$ million) | 2Q22 | 1Q22 | 2Q21 | chg. % 2Q/1Q | chg. % 2Q/2Q |
|---|---|---|---|---|---|
| Revenue from supply of energy | 5,475 | 5,993 | 5,047 | -8.6% | 8.5% |
| Revenue from Use of Distribution Systems (the TUSD charge) | 498 | 436 | 252 | 14.2% | 97.6% |
| TUSD | 920 | 868 | 826 | 6.0% | 11.4% |
| CVA and Other financial components in tariff adjustment | -272 | -700 | 454 | - | - |
| Construction revenue | 683 | 429 | 398 | 59.2% | 71.6% |
| Others | 831 | 540 | 402 | 53.9% | 106.7% |
| **Subtotal** | **8,135** | **7,566** | **7,379** | 7.5% | 10.2% |
| Deductions | 3,204 | 2,818 | 2,578 | 13.7% | 24.3% |
| **Net Revenues** | **4,931** | **4,748** | **4,801** | 3.9% | 2.7% |

| Cemig D - Expenses | 2Q22 | 1Q22 | 2Q21 | chg. % 2Q/1Q | chg. % 2Q/2Q |
|---|---|---|---|---|---|
| Personnel | 257 | 200 | 242 | 28.5% | 6.2% |
| Employees' and managers' profit sharing | 27 | 24 | 16 | 12.5% | 68.8% |
| Forluz – Post-retirement obligations | 101 | 103 | 73 | -1.9% | 38.4% |
| Materials | 25 | 16 | 17 | 56.3% | 47.1% |
| Outsourced services | 328 | 324 | 294 | 1.2% | 11.6% |
| Amortization | 179 | 175 | 167 | 2.3% | 7.2% |
| Operating provisions | 1,544 | 105 | 24 | 1370.5% | 6333.3% |
| Charges for Use of Basic Transmission Network | 580 | 889 | 720 | -34.8% | -19.4% |
| Energy purchased for resale | 2,257 | 1,979 | 2,375 | 14.0% | -5.0% |
| Construction Cost | 683 | 429 | 398 | 59.2% | 71.6% |
| Other Expenses | 42 | 25 | 50 | 68.0% | -16.0% |
| Total | 6,023 | 4,269 | 4,376 | 41.1% | 37.6% |

42

| | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| **Statement of Results** | | | | **2Q/1Q** | **2Q/2Q** |
| Net Revenue | 4,931 | 4,748 | 4,801 | 3.9% | 2.7% |
| Operating Expenses | 6,023 | 4,269 | 4,376 | 41.1% | 37.6% |
| EBIT | -1,092 | 479 | 425 | - | - |
| **EBITDA** | -913 | 655 | 591 | - | - |
| Financial Result | -332 | 25 | 50 | - | - |
| Provision for Income Taxes, Social Cont & Deferred Income Tax | 524 | -128 | -127 | - | - |
| **Net Income** | -900 | 376 | 348 | - | - |

## Cemig GT

| Cemig GT - Operating Revenues | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| **(R$ million)** | | | | **2Q/1Q** | **2Q/2Q** |
| Sales to end consumers | 1,344 | 1,366 | 1,137 | -1.6% | 18.2% |
| Supply | 541 | 472 | 672 | 14.6% | -19.5% |
| Revenues from Trans. Network | 197 | 152 | 135 | 29.6% | 45.9% |
| Gain on monetary updating of Concession Grant Fee | 161 | 132 | 118 | 22.0% | 36.4% |
| Transactions in the CCEE | 18 | 23 | 15 | -21.7% | 20.0% |
| Construction revenue | 101 | 68 | 40 | 48.5% | 152.5% |
| Financial remuneration of transmission contractual assets | 205 | 189 | 129 | 8.5% | 58.9% |
| Others | 20 | 215 | 171 | -90.7% | -88.3% |
| **Subtotal** | 2,587 | 2,617 | 2,417 | -1.1% | 7.0% |
| Deductions | 537 | 493 | 472 | 8.9% | 13.8% |
| **Net Revenues** | 2,050 | 2,124 | 1,945 | -3.5% | 5.4% |

43

| Cemig GT - Operating Expenses | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| Personnel | 92 | 81 | 81 | 13.6% | 13.6% |
| Employees' and managers' profit sharing | 10 | 9 | 6 | 11.1% | 66.7% |
| Forluz – Post-retirement obligations | 32 | 32 | 23 | 0.0% | 39.1% |
| Materials | 7 | 4 | 8 | 75.0% | -12.5% |
| Outsourced services | 50 | 45 | 41 | 11.1% | 22.0% |
| Depreciation and Amortization | 82 | 82 | 49 | 0.0% | 67.3% |
| Operating provisions | -36 | 43 | 41 | -183.7% | -187.8% |
| Charges for Use of Basic Transmission Network | 59 | 58 | 49 | 1.7% | 20.4% |
| Energy purchased for resale | 934 | 907 | 953 | 3.0% | -2.0% |
| Construction Cost | 75 | 51 | 28 | 47.1% | 167.9% |
| Other Expenses | 188 | 6 | 18 | 3033.3% | 944.4% |
| Total | 1,493 | 1,318 | 1,297 | 13.3% | 15.1% |

| Cemig GT - Statement of Results | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| Net Revenue | 2,050 | 2,124 | 1,945 | -3.5% | 5.4% |
| Operating Expenses | 1,493 | 1,318 | 1,297 | 13.3% | 15.1% |
| EBIT | 557 | 806 | 648 | -30.9% | -14.0% |
| Equity gain in subsidiaries | 218 | 56 | -119 | 289.3% | -283.2% |
| Offsetting of hydrological risk costs | 0 | 0 | 910 | - | - |
| Gain on sale of asset held for sale | 6 | 0 | 0 | - | - |
| Result of Periodic Tariff Review and RBSE reprofiling | 0 | 0 | 211 | - | - |
| EBITDA | 863 | 944 | 1,699 | -8.6% | -49.2% |
| Financial Result | -535 | 297 | 428 | - | - |
| Provision for Income Taxes, Social Cont & Deferred Income Tax | 344 | -345 | -634 | -199.7% | - |
| Net Income | 590 | 814 | 1,444 | -27.5% | -59.1% |

44

## Cemig Consolidated Tables

| Revenue from supply of electricity | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| Residential | 2,724 | 3,116 | 2,621 | -12.6% | 3.9% |
| Industrial | 1,520 | 1,393 | 1,270 | 9.1% | 19.7% |
| Commercial | 1,656 | 1,743 | 1,263 | -5.0% | 31.1% |
| Rural | 541 | 489 | 629 | 10.6% | -14.0% |
| Others | 533 | 595 | 474 | -10.4% | 12.4% |
| **Subtotal** | **6,974** | **7,336** | **6,257** | **-4.9%** | **11.5%** |
| Unbilled supply | -27 | 78 | -56 | -134.6% | -51.8% |
| Supply | 898 | 890 | 637 | 0.9% | 41.0% |
| TOTAL | 7,845 | 8,304 | 6,838 | -5.5% | 14.7% |

| Energy Sales | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (in GWh) | | | | 2Q/1Q | 2Q/2Q |
| Residential | 2,767 | 2,842 | 2,767 | -2.6% | 0.0% |
| Industrial | 4,598 | 4,158 | 4,058 | 10.6% | 13.3% |
| Commercial | 2,307 | 2,276 | 1,993 | 1.4% | 15.8% |
| Rural | 845 | 546 | 1075 | 54.8% | -21.4% |
| Others | 862 | 829 | 839 | 4.0% | 2.7% |
| **Subtotal** | **11,379** | **10,651** | **10,732** | **6.8%** | **6.0%** |
| Own Consumption | 7 | 10 | 8 | -30.0% | -12.5% |
| Supply | 3260 | 3156 | 2612 | 3.3% | 24.8% |
| TOTAL | 14,646 | 13,817 | 13,352 | 6.0% | 9.7% |

45

| Operating Revenues - consolidated | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| Sales to end consumers | 6,947 | 7,414 | 6,201 | -6.3% | 12.0% |
| Supply | 898 | 890 | 637 | 0.9% | 41.0% |
| TUSD | 913 | 859 | 820 | 6.3% | 11.3% |
| CVA and Other financial components in tariff adjustment | -271 | -700 | 453 | - | - |
| Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers | 498 | 437 | 252 | 14.0% | 97.6% |
| Transmission revenue plus RTP | 126 | 84 | 75 | 50.0% | 68.0% |
| Financial remuneration of transmission contractual assets | 205 | 192 | 140 | 6.8% | 46.4% |
| Transactions in the CCEE | 17 | -18 | 1 | - | - |
| Gas supply | 1,113 | 956 | 838 | 16.4% | 32.8% |
| Construction revenue | 797 | 509 | 448 | 56.6% | 77.9% |
| Others | 1,011 | 758 | 708 | 33.4% | 42.8% |
| **Subtotal** | **12,254** | **11,381** | **10,573** | **7.7%** | **15.9%** |
| Deductions | 4,041 | 3,534 | 3,219 | 14.3% | 25.5% |
| **Net Revenues** | **8,213** | **7,847** | **7,354** | **4.7%** | **11.7%** |

46

| Operating Expenses - consolidated | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| Personnel | 370 | 304 | 343 | 21.7% | 7.9% |
| Employees' and managers' profit sharing | 37 | 37 | 20 | 0.0% | 85.0% |
| Forluz – Post-Retirement Employee Benefits | 151 | 153 | 109 | - | 38.5% |
| Materials | 33 | 20 | 25 | 65.0% | 32.0% |
| Outsourced services | 393 | 380 | 345 | 3.4% | 13.9% |
| Energy purchased for resale | 3,446 | 3,103 | 3,309 | 11.1% | 4.1% |
| Depreciation and Amortization | 288 | 284 | 242 | 1.4% | 19.0% |
| Operating Provisions | 1510 | 163 | 69 | 826.4% | 2088.4% |
| Charges for use of the national grid | 560 | 869 | 702 | -35.6% | -20.2% |
| Gas bought for resale | 692 | 564 | 481 | 22.7% | 43.9% |
| Construction costs | 771 | 491 | 437 | 57.0% | 76.4% |
| Financial asset - reimbursements receivable - written off | 172 | 0 | 0 | - | - |
| Other Expenses | 67 | 31 | 77 | 116.1% | -13.0% |
| **Total** | **8,490** | **6,399** | **6,159** | **32.7%** | **37.8%** |

| Financial Result Breakdown | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| (R$ million) | | | | 2Q/1Q | 2Q/2Q |
| FINANCE INCOME | | | | | |
| Income from cash investments | 97 | 74 | 61 | 31.1% | 59.0% |
| Arrears fees on sale of energy | 103 | 95 | 123 | 8.4% | -16.3% |
| Monetary variations – CVA | 59 | 52 | 7 | 13.5% | - |
| Monetary updating on Court escrow deposits | 19 | 15 | 4 | 26.7% | 375.0% |
| Pasep and Cofins charged on finance income | -23 | -24 | -33 | -4.2% | -30.3% |
| Exchange | 0 | 842 | 1,044 | - | - |
| Gain on Financial instruments - Swap | 55 | 0 | 0 | - | - |
| Monetary uptading of PIS/Cofins credits | 111 | 0 | 25 | - | - |
| Others | 53 | 55 | 57 | -3.6% | -7.0% |

47

| | | | | | |
|---|---|---|---|---|---|
| | 474 | 1,109 | 1,288 | -57.3% | -63.2% |
| FINANCE EXPENSES | | | | | |
| Costs of loans and financings | 236 | 224 | 263 | - | -10.3% |
| Foreign exchange variations | 500 | 0 | 0 | - | - |
| Monetary updating – loans and financings | 77 | 65 | 58 | 18.5% | 32.8% |
| Charges and monetary updating on post-retirement obligation | 16 | 14 | 16 | 14.3% | 0.0% |
| Monetary uptading of PIS/Cofins credits | 467 | 0 | 0 | 0 | 0.0% |
| Negative effect on financial instruments - Hedge | 0 | 457 | 425 | - | -100.0% |
| Others | 48 | 35 | 47 | 37.1% | 2.1% |
| | 1,344 | 795 | 809 | 0.0% | 66.1% |
| NET FINANCE INCOME (EXPENSES) | -870 | 314 | 479 | - | - |

| Statement of Results | 2Q22 | 1Q22 | 2Q21 | chg. % | chg. % |
|---|---|---|---|---|---|
| **(R$ million)** | | | | 2Q/1Q | 2Q/2Q |
| Net Revenue | 8,213 | 7,847 | 7,354 | 4.7% | 11.7% |
| Operating Expenses | 8,490 | 6,399 | 6,159 | 32.7% | 37.8% |
| EBIT | -277 | 1,448 | 1,195 | -119.1% | -123.2% |
| Equity gain (loss) in subsidiaries | 336 | 184 | 33 | 82.6% | 918.2% |
| Result of Periodic Tariff Review and RBSE reprofiling | 0 | 0 | 211 | - | - |
| Offsetting of hydrological risk costs | 0 | 0 | 910 | - | - |
| Gain on sale of asset held for sale | 6 | 0 | 0 | - | - |
| EBITDA | 353 | 1,916 | 2,590 | -81.6% | -86.4% |
| Financial Result | -870 | 314 | 479 | - | - |
| Provision for Income Taxes, Social Cont & Deferred Income Tax | 855 | -491 | -881 | - | - |
| **Net profit for the period** | **50** | **1,455** | **1,947** | **-96.6%** | **-97.4%** |

48

| Cash Flow Statement | 6M22 | 6M21 |
|---|---|---|
| (R$ million) | | |
| **Cash at beginning of period** | 825 | 1,680 |
| **Cash generated by operations** | 3,036 | 2,923 |
| Net income for the period from going concern operations | 1,505 | 2,369 |
| Tributos compensáveis | 664 | -24 |
| Depreciation and amortization | 572 | 480 |
| CVA and other financial components | 972 | -778 |
| Equity gain (loss) in subsidiaries | -521 | 151 |
| Provisions (reversals) for operational losses | 1,674 | 93 |
| Deferred income tax and Social Contribution tax | -734 | 65 |
| Dividends receivable | 182 | 325 |
| Offsetting of hydrological risk costs | 0 | -910 |
| Interest paid on loans and financings | -476 | -638 |
| Result of Periodic tariff review | 0 | -239 |
| Net gain on derivative instruments at fair value through profit or loss | 366 | 1,502 |
| Interest and monetary variation | -342 | -292 |
| PIS/Pasep and Cofins Credits | 852 | 430 |
| Escrow deposits | -31 | -48 |
| Adjustment in the cash flow expectation of the financial asset of the concession | -771 | -576 |
| Others | -876 | 1,013 |
| **Investment activity** | -1,003 | 326 |
| Securities - Financial Investment | 159 | -223 |
| Financial assets | 6 | 1,367 |
| Fixed and Intangible assets/distribution and gas infrastructure | -1,168 | -818 |
| **Financing activities** | -990 | -2,268 |

49

| | | |
|---|---|---|
| Lease payments | -37 | -33 |
| Payments of loans and financings | -973 | -1,534 |
| Interest on Equity, and dividends | -967 | -701 |
| Proceeds from Loans, financings and debentures | 987 | 0 |
| **Cash at end of period** | **1,868** | **2,661** |

| BALANCE SHEETS - ASSETS | 6M22 | 6M21 |
|---|---|---|
| (R$ million) | | |
| CURRENT | | |
| Cash and cash equivalents | 1,867 | 825 |
| Marketable securities | 1,774 | 1,724 |
| Customers, traders, concession holders and Transport of energy | 4,404 | 4,429 |
| Concession financial assets | 1,623 | 1,505 |
| Concession contract assets | 675 | 600 |
| Tax offsetable | 1,583 | 1,969 |
| Income tax and Social Contribution tax recoverable | 970 | 699 |
| Dividends receivable | 196 | 335 |
| Public lighting contribution | 198 | 233 |
| Refund tariff subsidies | 95 | 292 |
| Other credits | 566 | 338 |
| TOTAL CURRENT | 13,951 | 12,949 |
| | | |
| NON-CURRENT | | |
| Securities | 151 | 354 |
| Consumers and traders | 48 | 52 |
| Tax offsetable | 1,759 | 1,997 |
| Income tax and Social Contribution tax recoverable | 301 | 315 |
| Deferred income tax and Social Contribution tax | 3,073 | 2,465 |

50

| | | |
|---|---|---|
| Escrow deposits in legal actions | 1,219 | 1,155 |
| Derivative financial instruments – Swaps | 975 | 1,219 |
| Accounts receivable from the State of Minas Gerais | 13 | 13 |
| Financial assets of the concession | 4,263 | 4,969 |
| Contractual assets | 6,224 | 5,780 |
| Investments | 5,405 | 5,106 |
| Property, plant and equipment | 2,373 | 2,419 |
| Intangible assets | 13,185 | 12,953 |
| Leasing – rights of use | 201 | 226 |
| Other credits | 80 | 74 |
| TOTAL NON-CURRENT | 39,270 | 39,097 |
| TOTAL ASSETS | 53,221 | 52,046 |

| BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million) | 6M22 | 6M21 |
|---|---|---|
| CURRENT | | |
| Suppliers | 2,386 | 2,683 |
| Regulatory charges | 551 | 611 |
| Profit sharing | 100 | 137 |
| Taxes | 418 | 528 |
| Income tax and Social Contribution tax | 217 | 190 |
| Interest on Equity, and dividends, payable | 1,517 | 1,909 |
| Loans and financings | 1,003 | 1,465 |
| Payroll and related charges | 264 | 225 |
| Public Lighting Contribution | 292 | 357 |
| Post-retirement liabilities | 367 | 347 |
| Sectoral financial liabilities of the concession | 0 | 51 |
| PIS/Pasep and Cofins taxes to be reimbursed to customers | 2,579 | 704 |

51

| | | |
|---|---|---|
| Derivative financial instruments | 128 | 6 |
| Derivative financial instruments - options | 669 | 636 |
| Leasing operations | 39 | 62 |
| Other obligations | 662 | 776 |
| | | |
| **TOTAL CURRENT** | **11,192** | **10,687** |
| | | |
| **NON-CURRENT** | | |
| Regulatory charges | 57 | 205 |
| Loans and financings | 10,182 | 9,899 |
| Income tax and Social Contribution tax | 364 | 342 |
| Deferred Income tax and Social Contribution tax | 839 | 962 |
| Provisions | 3,357 | 1,889 |
| Post-retirement liabilities | 5,944 | 5,858 |
| PASEP / COFINS to be returned to consumers | 214 | 2,319 |
| Leasing operations | 184 | 182 |
| Others | 520 | 241 |
| **TOTAL NON-CURRENT** | **21,661** | **21,897** |
| | | |
| **TOTAL LIABILITIES** | **32,853** | **32,584** |
| | | |
| **TOTAL EQUITY** | | |
| Share capital | 11,007 | 8,467 |
| Capital reserves | 2,250 | 2,250 |
| Profit reserves | 8,408 | 10,948 |
| Equity valuation adjustments | -2,215 | -2,208 |
| Profit reserves | 913 | 0 |
| NON-CONTROLLING INTERESTS | 20,363 | 19,457 |
| Non-Controlling Interests | 5 | 5 |
| **TOTAL EQUITY** | **20,368** | **19,462** |
| **TOTAL LIABILITIES AND EQUITY** | **53,221** | **52,046** |

52

## Tables of adjustments

| Cemig Consolidated | EBITDA | | NET PROFIT | |
|---|---|---|---|---|
| ADJUSTMENTS | 2Q21 | 2Q22 | 2Q21 | 2Q22 |
| IFRS | 2,590 | 354 | 1,946 | 50 |
| Result of Transmission Tariff Review | -211 | - | -139 | - |
| Gains on disposal of assets( Light and Renova) | - | -60 | | -377 |
| Financial asset– reimbursements receivable – written off | - | 172 | - | 114 |
| Offsetting of hydrological risk costs | -910 | - | -601 | - |
| Trading revenue – advances on execution | -148 | - | -98 | - |
| Provision – Credits of PIS/Pasep/Cofins taxes on ICMS - VAT | - | 1,660 | - | 1,331 |
| Use of distribution infrastructure | - | -145 | - | -102 |
| Reversal of Santo Antônio provision | - | -171 | | -171 |
| FX exposure – Eurobond hedge | - | - | -408 | 294 |
| RECURRING | 1,321 | 1810 | 700 | 1139 |

| Cemig GT | EBITDA | | NET PROFIT | |
|---|---|---|---|---|
| ADJUSTMENTS | 2Q21 | 2Q22 | 2Q21 | 2Q22 |
| IFRS | 1,699 | 863 | 1,444 | 590 |
| Result of Transmission Tariff Review | -211 | - | -139 | - |
| Gains on disposal of assets( Renova) | - | -60 | - | -377 |
| Financial asset– reimbursements receivable – written off | - | 172 | - | 114 |
| Offsetting of hydrological risk costs | -910 | - | -601 | - |
| Trading revenue – advances on execution | -148 | - | -98 | - |
| FX exposure – Eurobond hedge | - | - | -408 | 294 |
| Reversal of Santo Antônio provision | - | -171 | - | -171 |
| RECURRING | 430 | 804 | 198 | 450 |

53

| Cemig D | EBITDA | | NET PROFIT | |
|---|---|---|---|---|
| **ADJUSTMENTS** | **2Q21** | **2Q22** | **2Q21** | **2Q22** |
| IFRS | 591 | -913 | 348 | -900 |
| Provision – Credits of PIS/Pasep/Cofins taxes on ICMS – VAT | - | 1,660 | - | 1,331 |
| Use of distribution infrastructure | - | -145 | - | -102 |
| RECURRING | 591 | 602 | 348 | 329 |

54

# Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section *Risk Factors* included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

Investor Relations
Tel: +55 31 3506-5024
ri@cemig.com.br
http:/ri.cemig.com.br
CEMIG

55

2.       2Q22 Results Presentation.

DISCLAIMER

2

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on *Risk Factors* included in the *Reference Form* filed with the Brazilian Securities Commission (CVM) – and in the *20-F Form* filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of **IFRS**.

RESULTS----- 2Q22

Classificação: Público

2Q22 RESULTS 3 CEMIG

2Q22 RESULTS

COMMITMENT TO EFFICIENT FINANCIAL AND OPERATIONAL MANAGEMENT
Net profit of **R$ 1.1 bn** (Adjusted net profit up +62.7% QoQ)

ROBUST CASH GENERATION
Ebitda of **R$ 1.8 bn** (Adjusted Ebitda +37.0% QoQ)

2022 VOLUNTARY SEVERANCE PLAN ADOPTED BY 297 EMPLOYEES
Total program cost: **R$ 49 million**

PROVISION (UNDER LAW 14385/22) FOR PIS/PASEP/COFINS TAX CREDITS (FROM SUCCESSFUL ICMS LEGAL ACTION)
Additional **R$2,029 mm** to be credited to consumers (effect on profit: **R$1.3 bn**)

CEMIG sim

EXECUTION OF STRATEGY – RENEWABLES INVESTMENTS (9 photovoltaic solar plants)
31 MWp added to total Generation capacity, with capex of **R$137 mn**

RESULTS----- 2Q22

Classificação: Público

4

INVESTMENT PROGRAM – EXECUTION

Investment of **R$1.196 mn** in1H22

✓ **R$697 mn** in 2Q22

DISTRIBUTION

R$990 mn

Investments in maintenance and modernization of the electricity system

TRANSMISSION

R$132 mn

Strengthening and upgrading – with increase in RAP

GENERATION

R$38 mn

Expansion and modernization of plants

GASMIG

R$28 mn

Infrastructure and other

Investment planned for 2022
R$3,973 mn

328
174
246
3,225
Distribution
Generation
Transmission
Other

1,094
954
1,235
1,640
2,123
1,196
1,502
2017
2018
2019
2020
2021
1H22
Until jul/22

Cemig D invested R$283 mn in July 2022

Execution of investment program expected to accelerate in 2H22

RESULT S----- 2Q22

Classificação: Público

5

ESG PRACTICES: ALIGNMENT AND STRENGTHENING

CEMIG

Board approved Cemig´s **Human Value, Diversity and Inclusion Policy**

CEMIG

An inclusive environment favors better results

Rede Brasil

MOVIMENTO
AMBIÇÃO NET ZERO

Cemig joined Climate Ambition movement of the **UN Global Compact**

Commitment to translating ESG values into our actions

- ✓ Focus our investment on **RENEWABLE SOURCES –**Implementing **MINAS LED** public lighting program in over **600** municipalities
- ✓ Acquisition of **ELECTRIC VEHICLES.** For combustion vehicles, priority use of ethanol
- ✓ Trading of ±**1.6 million IREC –** Renewable Energy Certificates and **Cemig RECs**
  - Cemig-REC receive *Bureau Veritas* recognition and certification

100%
RENEWABLE ENERGY

RESULT S----- 2Q22

Classificação: Público

7

2Q22 RESULTS – MAIN FACTORS

Cemig H

Trading strategy, and 18.4% increase in energy sold (Cemig H e GT) ensure good results in 2Q22

- Contracts providing Ebitda of R$155 mn were transferred to Cemig H

Improved operational efficiency with renewal of staff

- **297** employees accepted the 2022 Voluntary Severance Plan
- **250** new vacancies were opened for electricians via public competition

Equity income[1] was R$336 mn in 2Q22 compared to R$33 mn in 2Q21

Cemig D

PIS/Pasep/Cofins tax credits (from successful ICMS legal action):

- Reimbursement to clients reduces profit by **R$ 1.3 billion**

Volume of electricity distributed 1.34% higher YoY

- Captive market –0.8% lower
- Transport for clients – 3.7% higher

Cemig GT

FX effect (marking to market of Eurobond) contributed to profit

- Negative effect in 2Q22 of **R$294 mn**
- Positive effect in 2Q21of **R$408 mn**

1 - gain/loss in non-consolidated investes

RESULT S----- 2Q22

Classificação: Público

8

CEMIG H (HOLDING COMPANY) RESULTS 1H22

Ebitda
-48.8%
+25.7%
4,43
5
2,27
1
2,97
3
3,73
6
1H21 IFRS
1H22 IFRS
1H21
Recurring
1H22
Recurring

Net profit
-36.5%
+47.3%
2,36
9
1,50
5
1,594
2,34
8
1H21 IFRS
1H22 IFRS
1H21
Recurring
1H22
Recurring

Cemig H

R$203 mn of Ebitda and **R$134 mn** of net profit came from trading contracts transferred to Cemig H

	EBITDA		NET PROFIT	
ADJUSTMENTS	**1H21**	**1H22**	**1H21**	**1H22**
IFRS	4,435	2,271	2,369	1,505
Result of Transmission Tariff Review	-217	-	-143	-
Gains on disposal of assets(Light and Renova)	-109	-60	-109	-377
Financial asset– reimbursements receivable – written off	-	172	-	114
Reversal of tax provisions	-78	-	-	-
Offsetting of hydrological risk costs	-910	-	-601	-
Trading revenue – advances on execution	-148	-	-133	-
Provision – Credits of PIS/Pasep/Cofins taxes on ICMS - VAT	-	1,660	-	1,331
Use of distribution infrastructure	-	-145	-	-102
FX exposure – Eurobond hedge	-	-	211	39
Reversal of Santo Antônio provision	-	-162	-	-162
RECURRING	2,973	3,736	1,594	2,348

R E S U L T S - - - - - 2Q22

Classificação: Público

9

CEMIG H (HOLDING COMPANY) RESULTS 2Q22

Ebitda
-86.3%
+37.0%
2,590
354
1,321
1,810
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

Net profit
-97.4%
+62.7%
1,946
50
700
1,139
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

Cemig H

R$155 mn of Ebitda and **R$102 mn** of net profit came from trading contracts transferred to Cemig H

	EBITDA		NET PROFIT	
ADJUSTMENTS	**2Q21**	**2Q22**	**2Q21**	**2Q22**
IFRS	2,590	354	1,946	50
Result of Transmission Tariff Review	-211	-	-139	-
Gains on disposal of assets(Light and Renova)	-	-60		-377
Financial asset– reimbursements receivable – written off	-	172	-	114
Offsetting of hydrological risk costs	-910	-	-601	-
Trading revenue – advances on execution	-148	-	-98	-
Provision – Credits of PIS/Pasep/Cofins taxes on ICMS - VAT	-	1,660	-	1,331
Use of distribution infrastructure	-	-145	-	-102
Reversal of Santo Antônio provision	-	-171		-171
FX exposure – Eurobond hedge	-	-	-408	294
RECURRING	1,321	1,810	700	1,139

RESULTS----- 2Q22

Classificação: Público

10

2Q22: CONSOLIDATED OPERATIONAL COSTS AND EXPENSES

+37.8%
8.490
6.159
1,051
919
PMSO
Purchase of energy and other costs
5,240
7,439
2Q21
2Q22

PMSO costs - from 2Q21to 2Q22
919
28
17
42
8
49
12
1,051
+14.3%
2Q21
Personnel
Profit sharing
Post-retirement
Materials
Outsourced services
Other
2Q22

- ✓ Expenditure of R$ 29 mn on IT higher in 2022 and R$ 11mn spent on disconnections and reconnections
- ✓ Costs of Termination Program accounted in 2Q
  - **R$ 49 mn** for 297 employees accepting
- ✓ Other costs include- 44.0% increase in purchase of gas

RESULTS----- 2Q22

Classificação: Público

11

DEBT PROFILE – CONSOLIDATED

Debt and leverage continue to be low – ensuring sustainability of operations and execution of investment program

Maturities timetable | Average tenor: 3.2 years

Net debt (Debt – Cash and securities): R$ 7.4 bn
Total net debt (Net debt – Hedge): R$ 6.5 bn

Main interest rate indexors:
US Dollar - 47%,
IPCA inflation - 38%,
CDI - 15%

3,792
406
886
5,887
1,317
1,033
1,656
Cash +Securities
2022
2023
2024
2025
2026
After 2027

Evolution of our Ratings

	2022		2018		2009
FitchRatings	AA+	↑ 5	A	↓ 2	A+
S&P Global Ratings	AA+	↑ 3	A+	↓ 1	AA-
Moody's	AA	↑ 6	BBB	↓ 6	AA

Cost of debt | %

9.67
6.13
7.33
3.18
5.30
1.79
14.13
3.72
18.00
5.50
2018
2019
2020
2021
1H22
Real
Nominal

Leverage | %

Total net debt / Adjusted Ebitda
3.24
2.70
1.28
1.22
0.96
Total net debt / Equity + Total net debt
42.8
43.9
26.3
27.1
24.2
2018
2019
2020
2021
1H22

RESULTS----- 2Q22

Classificação: Público

12

CONSOLIDATED CASH FLOW

Robust cash generation ensures the Company's liquidity

2,903
391
972
1,674
973
968
988
37
1,156
3,794
Cash + Securities 2021
Cash generated
CVA
Tax credits reimbursed to consumers (PIS/PASEP/COFINS)
Payments of loans, financings and debentures
Dividends & Interest on Equity
Loans
Other
Investment activity
Cash + Securities 2Q22

R E S U L T S - - - - - 2 Q 2 2

Classificação: Públic

13

RESULTS OF CEMIG D 2Q22

Ebitda
+1.8%
591
-913
591
602
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

NET PROFIT
-5.3%
348
-900
348
329
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

	EBITDA		NET PROFIT	
ADJUSTMENTS	2Q21	2Q22	2Q21	2Q22
IFRS	591	-913	348	-900
Provision – Credits of PIS/Pasep/Cofins taxes on ICMS – VAT	-	1,660	-	1,331
Use of distribution infrastructure	-	-145	-	-102
RECURRING	591	602	348	329

RESULTS----- 2Q22

Classificação: Público

14

THE ELECTRICITY MARKET – IN 2Q22 (CEMIG D)

A 1.34% increase in the volume of sold energy, especially with the recovery of the industrial activity in Cemig D's concession area

Cemig D – Captive clients + Transport (GWh)

+1.34%
11.636
11.792
5,539
+3.7%
5,742
6,097
-0.8%
6,050
2Q21
2Q22
Captive market
Free clients
52
74
848
868
1,072
851
1,353
1,596
5,544
5,635
2,767
2,768
2Q21
2Q22
Distributors +41.2%
Other +2.4%
Rural -20.7%
Commercial +18.0%
Industrial +1.7%
Residential +0.1%

Distributed Generation – Energy injected
+59.8 %
447
715
GWh
2Q21
2Q22

5.7% of the total energy consumed in Cemig D's concession area

RESULT S----- 2Q22

Classificação: Público

15

CEMIG D: COMBATING LOSSES – ONGOING EFFORT

Total losses
6,371
6,613
6,549
6,135
6,189
12.49
12.71
12.57
11.28
11.25
11.22
11.51
11.43
11.23
11.23
2018
2019
2020
2021
1S22
Total Energy (GWh)
% Losses
% Regulatory losses

Main initiatives

- ✓ Success index in client inspections, increasing from **27%** in 1H21 to **48%** in 1H22
- ✓ **230,000** obsolete meters replaced
- ✓ **150,000** conventional meters replaced by smart meters
- ✓ **15,000** clandestine connections regularized

“ **Aim** to continue achieving better levels than the regulatory parameters ”

RESULTS----- 2Q22

Classificação: Público

16

COMBATING DEFAULT – CEMIG D

Our Collection/Billing index ('ARFA') reached a record of 99.59% in May 2022, resulting from issuing receipts via **digital channels**.

Change in the collection mix reduced costs by **6.74%** in 1H22.

Management of default is still challenging, as Cemig works to comply with the regulatory coverage indices:

- ✓ **405,000** disconnections of supply in 2Q22 – **22.5%** more than in 2Q21
- ✓ Total disconnections expected in 2022: **1.9 million**

Conversion of irregular connections to billing generated revenue of **R$ 56 mn (56%** more than in 2Q21).

Receivables Collection Index | ('ARFA') (%)
Collection/Billing
96.67
96.78
98.66
98.87
99.33
2019
2020
2021
1H21
1H22

Collection | Digital Channels (%)
PIX, card, app, automatic debit, ATM, others
34.4
34.96
50.28
50.22
54.59
2019
2020
2021
1H21
1H22

Default provision | PECLD (R$ million)
Power Supply and Grid Usage
199
135
130
36
134
2019
2020
2021
1H21
1H22

RESULTS----- 2Q22

Classificação: Público

17

The annual tariff adjustment – and application of Law 14.385/22

The annual tariff adjustment – approved by Council of Aneel on June 22, 2022, will be in effect until May 27, 2023.

- ✓ Average increase (across all consumer types)of **8.80%**
  - For high-voltage consumers: average14.31%
  - For low-voltage consumers: average 6.23%
    - ➢ For residential low-voltage consumers: average 5.22%

Treatment of **PIS/PASEP/COFINS** tax credits on **VAT- ICMS** – under Law14.385/22

The Company posted additional liabilities of **R$ 2,029 mn**, to be reimbursed to consumers in Cemig D´s concession area **R$ 2,811 mn** to be debited in the 2022 tariff adjustment

Cemig awaits assessment by its legal advisers for any possible future actions

R E S U L T S - - - - - 2 Q 2 2

Classificação: Público

18

CEMIG D – DEBENTURES ISSUE

Successful issuance shows the market's confidence in Cemig D

In June 2022 Cemig D concluded its 8th issue of non-convertible debentures, maturing at 5 and 7 years, in a restricted offering in compliance with CVM regulations:

Issue	Principal maturity	Annual financial Cost	Amount, R$ mn
Debentures – 8th Issue, 1st series	2027	CDI + 1.35%	500
Debentures – 8th Issue, 2nd series	2029	6.10% do IPCA	500

R E S U L T S - - - - - 2Q22

Classificação: Público

19

REGULATORY OPEX, REGULATORY EBITDA – 2Q22

Monitoring of manageable cost

OPEX - R$ mn
1,689
412
205
56
88
103
1,729
1,406
37
3,172
Regulatory Opex
PMSO
Post-retirement
Fines/offsets
Provisions
Default provision
Opex...
PIS/COFINS provision
Termination program
Opex...

EBITDA - R$ mn
1,272
141
40
81
1,292
1.660
108
-259
Ebitda...
Other revenues
OPEX
Other divergences
Ebitda...
TARD,...
Ebitda...

Regulatory Opex and Ebitda within regulatory parameters – annual basis

RESULTS----- 2Q22

Classificação: Público

RESULTS OF CEMIG GT 2Q22

20

Ebitda

-49.2%
+87.1%
1,699
863
430
804
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

Net profit

-59.1%
+127.3%
1,444
590
198
450
2Q21 IFRS
2Q22 IFRS
2Q21 Recurring
2Q22 Recurring

Cemig H

R$155 mn of Ebitda and **R$102 mn** of net profit came from trading contracts transferred to Cemig H

	EBITDA		Net profit	
ADJUSTMENTS	2Q21	2Q22	2Q21	2Q22
IFRS	1,699	863	1,444	590
Result of Transmission Tariff Review	-211	-	-139	-
Gains on disposal of assets(Renova)	-	-60	-	-377
Financial asset– reimbursements receivable – written off	-	172	-	114
Offsetting of hydrological risk costs	-910	-	-601	-
Trading revenue – advances on execution	-148	-	-98	-
FX exposure – Eurobond hedge	-	-	-408	294
Reversal of Santo Antônio provision	-	-171	-	-171
RECURRING	430	804	198	450

R E S U L T S - - - - - 2 Q 2 2

Classificação: Público

GASMIG

21

CEMIG

Gasmig continues to deliver consistent results in 2Q2022

Segments served | **% of Volume in m³**

84%
Industrial
1%
Residential
2%
Commercial
8%
Thermal plants
4%
Vehicle natural gas
1%
Other

Natural gas volume sold | **Million m³**

1,105
1,130
946
1,387
553
2018
2019
2020
2021
1H22

Ebitda
Net profit
+0.6%
-10.7%
159
160
93
83
2Q21
2Q22
2Q21
2Q22

"Gasmig supplies an average daily volume of **2.8 million m³**"

RESULTS----- 2Q22

Classificação: Público

22

FULFILLING THE COMMITMENTS MADE

Achieved

- ✓ Opex within regulatory limit (annual base)
- ✓ Non-technical losses – reduction to regulatory level
- ✓ DEC within regulatory limit
- ✓ Liability management of Eurobonds
- ✓ Definitive solution for Renova
- ✓ Strengthen Cemig D's investment program

Partially achieved

- ✓ Divestments of non-strategic assets
- ✓ Restructuring of retirement benefit plans
- ✓ Digital transformation

In progress

- ✓ Renewal of concessions
- ✓ Investment in renewable generation sources (wind and solar)
- ✓ Growth of retail electricity sales

RESULTS----- 2Q22

Classificação: Público

Investors Relations

Tel +55 31 3506-5024

ri@cemig.com.br

http:/ri.cemig.com.br

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

CEMIG

3.       Notice to the Market - Development of Photovoltaic Energy Projects.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and wholly owned subsidiary of CEMIG, hereby inform to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that Cemig GT has entered into full EPC (Engineering, Procurement and Construction) service agreements with CET Brazil Transmissão de Energia Ltda., a subsidiary of State Grid Corporation of China (“State Grid”) for the implementation of the Boa Esperança and Jusante photovoltaic solar plants (“PSPs”) in the state of Minas Gerais.

The Boa Esperança PSP will have 85MW of installed inverter capacity (approximately 100.4 MWp), being located in a plot of land owned by Cemig GT, in the municipality of Montes Claros, state of Minas Gerais.

The Jusante PSP will consist of 7 plants of 10MW each, totaling 70MW of installed inverter capacity (approximately 87 MWp), being located in a plot of land owned by Cemig GT, in the municipality of São Gonçalo do Abaeté, state of Minas Gerais.

The service agreements entered into with CET Brazil Transmissão de Energia Ltda. have an estimated CapEx of R$824 million, R$447 million of which allocated for the Boa Esperança PSP and R$377 million for the Jusante PSP.

Both projects were fully developed by Cemig GT's engineers and enabled through energy negotiation for free clients under the self-production modality for an average term of 20 years. The project schedule predicts that the plants will be energized by September 2023.

The implementation of these plants is aligned with the Cemig Group’s strategic planning, reinforcing its performance in the renewable energy segment, with profitability compatible with the Company's cost of equity for this type of project.

Belo Horizonte, August 22, 2022.

Leonardo George de Magalhães
Chief Financial and Investor Relations Officer

4.       Notice to the Market - Clarifications about Official Letter B3 872/2022-SLS of 08/17/2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter B3 872/2022-SLS of 08/17/2022

B3 Questioning

Cia. Energética de Minas Gerais - CEMIG

Attn.: Mr. Leonardo George de Magalhães

Investor Relations Officer

Ref: Request for clarification on atypical fluctuation

Dear Sir or Madam,

Given the latest fluctuations in the price of the company’s securities, the number of trades and the trading volume, as shown below, we hereby request you to inform, by August 22, 2022, if you are aware of any fact that can justify these fluctuations.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Variation %	# Trades	Amount	Volume (R$)
08/04/2022	17.19	17.19	17.91	17.74	17.84	3.78	1,160	260,300	4,616,691.00
08/05/2022	17.98	17.69	18.08	17.85	17.86	0.11	593	120,800	2,156,305.00
08/08/2022	17.87	17.85	18.50	18.27	18.18	1.79	1,470	346,800	6,334,390.00
08/09/2022	18.22	18.22	18.67	18.50	18.65	2.58	1,667	344,600	6,374,715.00
08/10/2022	18.75	18.55	18.99	18.80	18.66	0.05	1,734	249,400	4,689,733.00
08/11/2022	18.68	18.54	19.07	18.78	18.67	0.05	1,525	302,500	5,680,352.00
08/12/2022	18.57	18.57	18.97	18.83	18.94	1.44	710	108,800	2,048,893.00
08/15/2022	19.04	18.64	19.46	18.88	18.76	-0.95	1,912	345,500	6,521,390.00
08/16/2022	18.82	18.60	18.87	18.73	18.77	0.05	767	115,500	2,163,165.00
08/17/2022*	18.71	18.63	19.82	19.40	19.78	5.38	893	251,800	4,885,837.00

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Variation %	# Trades	Amount	Volume (R$)
08/04/2022	11.39	11.37	11.74	11.60	11.67	2.91	16,743	5,802,700	67,289,527.00
08/05/2022	11.69	11.61	11.78	11.70	11.70	0.25	8,126	3,510,400	41,067,420.00

08/08/2022	11.75	11.65	12.03	11.91	11.92	1.88	14,177	7,886,600	93,952,212.00
08/09/2022	12.00	11.98	12.22	12.14	12.18	2.18	15,177	7,220,500	87,629,168.00
08/10/2022	12.30	12.14	12.50	12.31	12.22	0.32	18,322	10,182,800	125,315,130.00
08/11/2022	12.33	12.15	12.43	12.27	12.19	-0.24	14,094	10,179,000	124,943,329.00
08/12/2022	12.29	12.19	12.45	12.37	12.42	1.88	16,547	9,295,200	114,945,273.00
08/15/2022	12.32	12.07	12.39	12.30	12.31	-0.88	22,492	8,547,900	105,148,072.00
08/16/2022	12.30	12.23	12.40	12.34	12.35	0.32	10,668	4,328,800	53,422,141.00
08/17/2022*	12.29	12.20	13.10	12.83	13.10	6.07	27,314	9,781,100	125,492,010.00

* Last updated at 4:40 p.m.

CEMIG’s Answer

Dear Ms. Ana Lucia Pereira,

Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”), pursuant to the Official Letter B3 872/2022-SLS de 08/17/2022, by means of which you request information on any fact known by the Company about the latest fluctuations registered with its shares, the increase in the number of trades and in traded volume, according to the tables above, clarifies that it is not aware of any fact resulting from its activities or business that could cause fluctuations, which has not been duly disclosed by the Company, under the terms of specific regulations, especially CVM Resolution 44/2021.

The Company reiterates its commitment to transparency and the best practices of market disclosure.

Belo Horizonte, August 22, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

5.       Notice to the Market - Blackrock - Relevant Acquisition.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), according to article 12 of CVM Resolution 44/2021, of August 23, 2021, hereby announces that it received a mail from BlackRoock, Inc (“BlackRock”), headquartered at 55 East 52nd Street, in the city and state of New York, 10022-0002, United States, informing that on August 18, 2022, its shares, in aggregate, now account for 10.01% of the Company's total capital, being 130,673,213 preferred shares and 89,646,470 American Depositary Receipts ("ADRs”), representing 89,646,470 preferred shares, totaling 220,319,683 (15.03%) preferred shares, and 7,132,427 derivative financial instruments referenced to preferred shares with financial settlement, corresponding for approximately 0.487% of the Company’s total preferred shares.

As reference, in accordance to the notice of April 22, 2021, date of the last mail received by the Company, BlackRock informed that it held 7.28% of Cemig's total capital, being 10.94% of preferred shares.

In the email, BlackRock further informs that:

“(I) the purpose of the equity interests mentioned above is strictly related to investments,

not aiming at changing the Company’s controlling interest or the management structure; and

(II) BlackRock did not enter into any agreements or contracts regulating voting rights or the purchase and sale of securities issued by the Company.”

Belo Horizonte, August 23, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer